Exhibit 99.5

Report Of Independent Registered Public Accounting Firm

Shareholders and the board of directors

Nvni Group Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Nvni Group Limited and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2022 and the 2021 consolidated financial statements to retrospectively reflect the shares and basic and diluted net loss per share attributable to equity holders of Nvni Group Ltd., for the reorganization transaction, as described in Note 1, Note 17 and 18. The adjustments have been applied using the Exchange Ratio established in the reorganization transaction. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 or the 2021 consolidated financial statements of the Nvni Group Ltd. other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance in 2022 and 2021 consolidated financial statements taken as a whole.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of R$78.2 million, it had a working capital deficiency of R$348.3 million, and shareholders’ equity deficiency of R$120.5 million. These conditions, along with other matters set forth in Note 2, raises substantial doubt regarding the Company’s ability to continue operating as a going concern. Management’s plans and actions in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that may arise from such uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2024

São Paulo, Brazil

April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nuvini S.A. (predecessor of Nvni Group Limited)

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to basic and diluted loss per share discussed in Note 18 to the consolidated financial statements and to disclosures of the share capital discussed in Note 17 to the consolidated financial statements, the accompanying consolidated statements of loss and comprehensive loss, changes in equity, and cash flows of Nuvini S.A. and subsidiaries (predecessor of Nvni Group Limited) (the “Company”) for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to basic and diluted loss per share discussed in Note 18 to the financial statements and to disclosures of the share capital discussed in Note 17 to the financial statements, and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Going Concern

The Company’s financial statements as of and for the year ended December 31, 2022 (the “2022 financial statements”) were prepared assuming that the Company will continue as a going concern. As of the date of the issuance of the 2022 financial statements, the Company had suffered recurring losses from operations and had a working capital deficiency of R$311,821 thousand at December 31, 2022 that raised substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters were also described in the 2022 financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company´s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) - PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

August 9, 2023

/S/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

Sao Paulo, Brazil

We began serving as the Company’s auditor in 2020. In 2023, we became the predecessor auditor.

Nvni Group Limited Consolidated Statement of Financial Position

As of December 31, 2024, and 2023

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	12/31/2024	12/31/2023
ASSETS
Current assets
Cash and cash equivalents	7	18,035	11,398
Trade accounts receivable, net	8	14,974	14,263
Short-term advances		31,678	28,970
Other current assets		3,644	7,537
Total current assets		68,331	62,168
Non-current assets
Property and equipment, net	10	4,479	3,990
Right-of-use assets, net	10	1,791	1,435
Intangible assets, net	11	133,617	137,061
Goodwill	11	185,758	204,099
Other non-current assets		11,417	11,108
Total non-current assets		337,062	357,693
Total assets		405,393	419,861
LIABILITIES
Current liabilities
Accounts payable to suppliers	13	61,284	47,133
Salaries and labor charges	12	18,210	16,674
Loans and financing	13	2,512	4,960
Debentures	15	40,740	51,197
Exposure premium liability	15	2,940	1,835
Lease liability	10	773	742
Income taxes payable		1,789	1,913
Taxes, fees and contributions payable		5,577	5,352
Deferred revenue	20	3,739	3,145
Deferred and contingent consideration on acquisitions	5 and 6	277,183	227,077
Related parties	9	1,078	9,867
Other current liabilities		775	852
Total current liabilities		416,600	370,747
Non-current liabilities
Loans and financing	13	375	329
Loans from investors	14	22,033	13,901
Taxes and contributions payable		1,955	2,886
Deferred and contingent consideration on acquisitions	5 and 6	-	5,000
Lease liability	10	1,118	777
Provisions for risks	16	26,632	30,820
Deferred taxes	23	40,639	44,566
Derivative warrant liabilities	17	7,663	4,464
Total non-current liabilities		100,415	102,743
Total liabilities		517,015	473,490
SHAREHOLDERS’ DEFICIT	17
Share capital		283,408	260,685
Capital reserves		128,845	127,932
Accumulated losses		(529,780)	(446,575)
Other comprehensive loss		(2,968)	-
Total shareholders’ deficit, Equity attributable to owners		(120,495)	(57,958)
Non-controlling interest	17	8,873	4,329
Total shareholders’ deficit		(111,622)	(53,629)
Total liabilities and shareholders’ deficit		405,393	419,861

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Nvni Group Limited Consolidated Statement of Loss and Comprehensive
Loss for the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	12/31/2024	12/31/2023	12/31/2022
Net operating revenue	20	193,282	168,985	124,545
Cost of services provided	21	(70,754)	(66,138)	(52,813)
Gross profit		122,528	102,847	71,732
Sales and marketing expenses	21	(28,084)	(28,827)	(27,370)
General and administrative expenses	21	(57,732)	(93,156)	(53,347)
Impairment of goodwill	11	(18,341)	(11,373)	(86,897)
Other operating (expenses) income, net	21	(1,893)	17,597	182
Listing expense	21	-	(176,282)	-
Operating profit (loss)		16,478	(189,194)	(95,700)
Financial income and expenses, net	22	(85,184)	(55,110)	(16,730)
Loss before income tax		(68,706)	(244,304)	(112,430)
Income tax, net	23	(9,503)	(3,558)	(1,776)
Net loss		(78,209)	(247,862)	(114,206)
Net loss attributed to:
Owners of the Company		(86,173)	(254,711)	(114,408)
Non-controlling interests	17	7,964	6,849	202
Loss per share
Basic and diluted loss per share (R$)	18	(2.58)	(10.73)	(6.48)
Other comprehensive loss:
Foreign currency translation adjustment		(2,968)	-	-
Total other comprehensive loss		(2,968)	-	-
Comprehensive loss		(81,177)	(247,862)	(114,206)

The above consolidated statement of loss should be read in conjunction with the accompanying notes.

Nvni Group Limited Consolidated Statement of Changes in
Equity for the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais, unless otherwise stated)

Equity attributable to Equity Holder of the Parent

	Notes	Share Capital	Capital Reserves	Accumulated Losses	Attributable to owners of the parent	Non-controlling interests	Total Equity
Balances as of December 31, 2021		38,904	3,738	(79,442)	(36,800)	-	(36,800)
Exercise of subscription rights		1,500	(1,500)		-	-	-
Initial recognition of non-controlling interest	17		42,510	-	42,510	4,207	46,717
Distributions to non-controlling interest	17			-	-	(556)	(556)
Provision for share-based payment	19	-	9,884	-	9,884	-	9,884
Net loss representing total comprehensive loss for the year		-	-	(114,408)	(114,408)	202	(114,206)
Balance as of December 31, 2022		40,404	54,632	(193,850)	(98,814)	3,853	(94,961)

	Notes	Share Capital	Capital Reserves	Accumulated Losses	Attributable to owners of the parent	Non-controlling interests	Total Equity
Balances as of December 31, 2022		40,404	54,632	(193,850)	(98,814)	3,853	(94,961)
Capital increase		186,371	-	-	186,371	-	186,371
Subscription rights		33,910	1,500	-	35,410	-	35,410
Provision for share-based payment	19	-	6,255	-	6,255	-	6,255
Debt instruments converted to equity		-	65,747	-	65,747	-	65,747
Initial recognition of non-controlling interest		-	(202)	-	(202)	706	504
Distributions to non-controlling interest		-	-	1,986	1,986	(7,079)	(5,093)
Net loss representing total comprehensive loss for the year		-	-	(254,711)	(254,711)	6,849	(247,862)
Balance as of December 31, 2023		260,685	127,932	(446,575)	(57,958)	4,329	(53,629)

	Notes	Share Capital	Capital Reserves	Accumulated Losses	OCI	Attributable to owners of the parent	Non-controlling interests	Total Equity
Balances as of December 31, 2023		260,685	127,932	(446,575)	-	(57,958)	4,329	(53,629)
Capital increase		22,723	-	-	-	22,723	-	22,723
Provision for share-based payment	19	-	913	-	-	913	-	913
Distributions to non-controlling interest		-	-	-	-	-	(3,420)	(3,420)
Other comprehensive income		-	-	2,968	(2,968)	-	-	-
Net loss representing total comprehensive loss for the year		-	-	(86,173)	-	(86,173)	7,964	(78,209)
Balance as of December 31, 2024		283,408	128,845	(529,780)	(2,968)	(120,495)	8,873	(111,622)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Nvni Group Limited Consolidated Statement of Cash Flows for
the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2024	2023	2022
Cash flow from operating activities
Loss before income tax		(68,706)	(244,304)	(112,430)
Adjustments for:
Depreciation and amortization	10 and 11	19,850	18,715	17,234
Share-based payment expense	19	913	6,255	9,884
Adjustment in provision for risks		(4,188)	(1,395)	(1,953)
Interest on loans, financing and debentures	13, 15 and 22	13,689	15,117	14,704
Interest on lease liabilities	10	227	316	175
Amendment to lease liability		-	(217)	-
Allowance for expected credit loss	8	47	440	20
Write-offs accounts receivable		-	953	-
Impairment of goodwill	11	18,341	11,373	86,897
Loss on disposal of assets	10	55	1,589	116
Deferred and contingent consideration adjustment	5 and 6	53,091	40,535	16,294
Employee bonus provision		660	2,001	2,470
Taxes on provisions		-	-	399
Fair value of derivative warrant liabilities	17	3,199	(14,507)	-
Listing Expense	21	-	176,282	-
Fair value of subscription rights		-	(2,941)	(14,495)
Decrease (increase) in operating assets:
Trade accounts receivable	8	(757)	(2,519)	153
Other assets		876	(32,230)	(2,532)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers		14,151	38,956	2,023
Salaries and labor charges	12	876	(1,118)	3,653
Taxes and fees		(1,360)	2,534	1,366
Deferred revenue		593	(675)	(548)
Other liabilities	23	(77)	(2,727)	(2,596)
Income taxes paid		(12,899)	(9,624)	(6,638)
Net cash from operating activities		38,581	2,809	14,196
Investment activities
Cash payments to acquire property and equipment	10	(1,829)	(3,570)	(1,330)
Cash payments to acquire intangibles	11	(14,231)	(8,648)	(2,992)
Net cash used in investment activities		(16,060)	(12,218)	(4,322)
Financing activities
Payment of principal loans and financing	13 and 15	(17,937)	(9,451)	(10,101)
Interest paid	13 and 15	(8,332)	(14,784)	(12,602)
Payment of principal portion of lease liabilities	10	(1,102)	(1,053)	(1,064)
Proceeds from debentures, loans, and financing	13, 14 and 15	9,058	18,617	8,750
Capital increase	17	13,832	29,060	-
Proceeds on issuance of subscription rights	17	-	-	3,750
Distributions paid to non-controlling interest		(3,420)	(5,093)	(556)
Proceeds from investors and related party loans		-	-	8,961
Payment of deferred and contingent consideration on acquisitions	5 and 6	(7,985)	(4,504)	(9,898)
Net cash (used in) from financing activities		(15,884)	12,792	(12,760)
Net increase (decrease) in cash and cash equivalents		6,637	3,383	(2,886)
Cash and cash equivalents at the beginning of the year	7	11,398	8,015	10,901
Cash and cash equivalents at the end of the year	7	18,035	11,398	8,015
Net increase (decrease) in cash and cash equivalents		6,637	3,383	(2,886)

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NVNI GROUP LIMITED

EXPLANATORY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023, and 2022.

(Amounts expressed in thousands of reais—R$, except as otherwise indicated)

Note 1. Corporate and business information

Nvni Group Limited (“Nvni Group” “Nuvini” or the “Company”) is a Cayman Island exempted limited liability company, incorporated on November 16, 2022. The registered office of the Company is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. The Company’s principal executive office is located at Rua Jesuíno Arruda, nº769, sala 20B, Itaim Bibi, in São Paulo, Brazil.

Nvni Group is a holding company and conducts substantially all of its business through Nuvini S.A. and its acquired subsidiaries (collectively, the “Nuvini Acquired Companies”). For periods prior to February 26, 2023, the financial statements represent the results of operations of Nuvini S.A. and periods after February 26, 2023 represent the results of operations of Nvni Group. Nuvini and its subsidiaries, including the Nuvini Acquired Companies, will be referred to collectively herein as the “Group”.

Nuvini’s strategy is focused on acquiring and operating established companies in the business-to-business (“B2B”) software as a service (“SaaS”) market in Brazil and Latin America. Nuvini’s acquisition targets are generally profitable B2B SaaS companies with a consolidated business model, recurring revenue, positive cash generation and/or growth potential.

Nuvini’s business philosophy is to invest in established companies and foster an entrepreneurial environment that enables companies to become leaders in their respective industries, creating value through long-term partnerships with existing management teams and accelerating growth through improved commercial strategies, increased efficiency of internal processes and enhanced governance structures.

Reorganization transaction

On February 26, 2023, Nvni Group Limited, Nuvini Holdings Limited (an exempted company with limited liability in the Cayman Islands), Nuvini Merger Sub, Inc. (a Delaware corporation), and Mercato Partners Acquisition Corporation (a Delaware corporation, referred to as “Mercato”) entered into a Business Combination Agreement (“SPAC Merger”). According to this agreement, Nuvini Shareholders transfered all issued and outstanding ordinary shares of Nuvini, with a par value of $0.00001 per share, to Nvni Group Limited in exchange for newly issued ordinary shares of Nvni Group Limited, also with a par value of $0.00001 per share. Additionally, Nuvini Merger Sub, Inc. merged with Mercato, resulting in Mercato becoming a wholly-owned, indirect subsidiary of Nvni Group Limited.

Prior to the closing date of the transaction between the Company and Mercato, Nvni Group Ltd. was a holding company with no active trade or business. Nuvini S.A. maintained all relevant assets and liabilities and incurred all income and expenses. Therefore, the comparable consolidated financial information presented herein represents the consolidated financial statements of Nuvini S.A.

On September 29, 2023 (the “Closing Date”), Nuvini completed its business combination with Mercato. As a result, Nuvini’s Ordinary Shares and Warrants commenced trading on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, as of market open on October 2, 2023.

In accordance with IFRS 3 Business Combinations, Mercato did not meet the definition of a “business”, and therefore the Business Combination was considered a capital transaction and was accounted for as a share-based payment transaction under IFRS 2 Share-Based Payments, whereby Nuvini issued shares for Mercato’s net assets. Under this method of accounting, the acquisition of Mercato was stated at historical cost, with no goodwill or other intangible assets recorded.

The difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired represented a stock exchange listing expense.

Accordingly, the financial statements of Nuvini S.A. became the historical financial statements of Nuvini and the assets, liabilities and results of operations of Mercato was consolidated with Nuvini from the Closing Date.

Consolidated subsidiaries

The following table lists the Company’s subsidiaries. The subsidiaries have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business:

Subsidiaries	Place of Business/Country of Incorporation	Equity Ownership Held by the Company 12/31/2024	Equity Ownership Held by the Company 12/31/2023
Effecti Tecnologia Web LTDA. (“Effecti”)	Brazil	100%	100%
Leadlovers Tecnologia LTDA. (“Leadlovers”)	Brazil	100%	100%
Ipe Tecnologia LTDA. (“Ipe”)	Brazil	100%	100%
Dataminer Dados, Informacoes E Documentos LTDA (“Datahub”)	Brazil	100%	100%
Onclick Sistemas de Informacao LTDA. (“Onclick”)	Brazil	100%	100%
Simplest Software LTDA (“Mercos”)	Brazil	57.91%	57.91%
Smart NX	Brazil	55%	55%
Nuvini S.A	Brazil	100%	100%
Nuvini LLC	United States of America	100%	100%

Effecti

On October 30, 2020, Nuvini acquired 100% of the equity interest of Effecti. Effecti sells access to the “My Effecti” platform, a tool used by companies that wish to participate in bids. Within the platform, bidders can find, register, dispute and monitor the notices issued by the Brazilian federal, state and municipal government through electronic trading sessions.

Leadlovers

On February 5, 2021, Nuvini acquired 100% of the equity interest of Leadlovers, a company based in Curitiba, Paraná that delivers an all-in-one digital marketing platform. Leadlovers offers a 100% online platform to optimize companies’ digital marketing strategy and assist entrepreneurs in enhancing online sales, allowing them to streamline and automate repetitive marketing processes.

Ipe

On February 19, 2021, Nuvini acquired 100% of the equity interest in Ipe, a company based in Uberlândia, Minais Gerais, which serves as the largest enterprise resource planning (“ERP”) service provider for eyeglass shops. Ipe offers store owners an ERP system subscription that aims to help manage stores, meet tax obligations and optimize sales.

Datahub

On February 24, 2021, Nuvini acquired 100% of the equity interest in Datahub, a company based in Tupã, São Paulo that offers an innovative data intelligence platform, uniting cutting-edge technology and new data sources. Datahub utilizes sophisticated and efficient data analytics, machine learning, and customer knowledge to drive efficiencies in marketing, sales, risk, and compliance actions, while prioritizing responsible data management to protect its customers’ business.

Onclick

On April 22, 2021, Nuvini acquired 100% of the equity interest in Onclick, a company based in Marília, State of São Paulo. Onclick comprises three subsidiaries; Onclick Sistemas de Informacao LTDA, APIE.COMM Tecnologia LTDA (“Apie.comm”), and Commit Consulting LTDA. (“Commit”). Onclick controls 100% of the subsidiaries and they offer the following services to the market:

●	A management ERP for retail, e-commerce, industry, distribution and services.

●	Business management in technology offering IT solutions and business processes tailored to its customers.

●	Complete integration solution to support various technologies involved in e-commerce operations.

Mercos

On June 30, 2021, Nuvini acquired 100% of the equity interest in Mercos, a software company that organizes and automates the activities of independent sales representatives and sales orders from manufacturers and distributors. Mercos is focused on providing e-commerce and sales solutions for B2B entities. In November 2022, the Company amended the Mercos agreement reselling 42.09% of the Mercos shares to the previous seller.

Smart NX

On January 25, 2023, and amended on June 8, 2023, and August 1, 2023, Nuvini acquired 55% of the equity interest in Smart NX, a company in Matias Barbosa, Minas Gerais, Brazil. Smart NX operates under two subsidiaries Smart NX and Smart NX LTDA. Smart NX is the directly owned subsidiary. Smart NX is a limited liability company duly organized under the laws of Brazil and based in Matias Barbosa, Minas Gerais, Brazil. Smart NX builds digital client experience journeys that connect B2C companies with their clients via sales billing and client service. Smart NX delivers a full digital journey for its clients for higher client service efficiency, increases in sales and collections, cost reductions through digitalized operation and higher client satisfaction.

Nuvini S.A.

Nuvini S.A. is a corporation duly incorporated and organized on October 21, 2020, under the laws of Brazil, with its head office at Rua Jesuíno Arruda, No. 769, Suite 20B, Itaim Bibi, São Paulo, Brazil. 04.532-082. Nuvini S.A. acquires and operates software companies within SaaS markets in Brazil. Nuvini S.A. is the leading private serial software business acquirer in Brazil and intends to use funding and capital markets access to continue expanding its acquisition strategy in Brazil and Latin America.

Nuvini LLC

Nuvini LLC was incorporated on November 9, 2020 in the United States of America to explore opportunities for strategic partnerships abroad. Nuvini LLC has no relevant operations for the years ended December 31, 2024, 2023, and 2022.

Note 2. Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee. The financial statements comply with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements consist of the consolidated statement of financial position, the consolidated statement of loss and comprehensive loss, the consolidated statement of changes in equity and the consolidated statement of cash flows and have been prepared under a historical cost basis, except for the valuation of certain assets and liabilities such as those arising from business combinations and according to the accounting practices described in Note 3. The consolidated statement of cash flows has been prepared using the indirect method. Intercompany transactions and balances between the Group’s companies are eliminated upon consolidation.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of financial position, respectively.

The issuance of these consolidated financial statements was originally authorized by the Board of Directors on April 30, 2025.

Going concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Nuvini is a holding company that conducts its business through its acquired operating subsidiaries and derives all of its revenues from the Nuvini Acquired Companies’ proprietary SaaS businesses, which consist of revenue from fees paid by the Nuvini Acquired Companies’ customers for using the Nuvini Acquired Companies’ proprietary software.

The Company is an early-stage company and since inception has incurred operating losses.

For the years ended December 31, 2024, 2023 and 2022, the Company incurred a net loss of R$78.2 million, R$247.9 million and R$114.2 million, respectively, and on December 31, 2024 and 2023, the Company had a working capital deficit of R$348.3 million and R$308.6 million, respectively and shareholders’ deficit of R$111.6 million and R$53.6 million, respectively. Management believes it will continue to incur operating and net losses at least for the medium term.

To date, Nuvini has met its operations funding requirements primarily through the issuance of equity capital, loans and borrowings from financial institutions and related parties (including its CEO), private placements of debentures, deferred and/or contingent payment on acquisitions, and the issuance of subscription rights to investors, as well as from revenue generated from the Group’s operations. Nuvini S.A. holds debt in the Brazilian reais currency (R$) and financial instruments are not typically used for hedging purposes.

As discussed in notes 13 and 15, the Company had current debt obligations outstanding of R$44.3 million and R$66.0 million on December 31, 2024 and 2023, respectively, which included the entire balance of amounts owed under the debentures issued in 2021 and due in 2026, as the Company was not in compliance with financial covenants associated with the debentures at December 31, 2024 or 2023 and the balances due on loans that mature in 2024 and short-term obligations under related party loans (see note 9 for further details).

The Company issued equity in shares in exchange for the partial acquisition of Smart NX in 2023.

On December 31, 2024 and 2023, the Company had cash and cash equivalents, including short-term investments, of R$18.0 million and R$11.4 million, respectively.

As explained above, net loss has consistently and significantly decreased year-over-year, with 2023 seeing an increase in net loss due to onetime IPO Listing Expenses, demonstrating the Company’s improved operating performance.

In addition to the above factors, the Company’s debt obligations have also improved. As discussed in note 26-Subsequent Events, in January 2025, the Company has raised US$14.875 million gross before expenses and taxes, which combined with the visible operational improvement highlighted above, we believe this leaves the Company in a more comfortable cash position relative to its obligations. With the capital raise, the Company has already guaranteed its obligations for the next 12 months as it has entered into an extension agreement for the deferred and contingent obligations.

It is very important to emphasize that today the Company is already generating enough cash to fulfill its operating obligations and the organic growth of its portfolio companies with an operating profit, but it is still not generating enough cash to pay the debt obligations of the acquisitions made.

Therefore, it is still necessary to raise funds through equity, as was done in January 2025, to balance the Company’s capital structure and to seek better lines of credit with lower interest rates to improve costs and cash generation.

The Company’s business model is based on raising capital through equity and debt until our various portfolio companies generate enough cash for the Company to fulfill the obligations assumed in past acquisitions and still have free cash flow to make new acquisitions and not be solely dependent on raising capital.

The Company now has a larger institutional invest base which makes it more accessible to seek and find the funding necessary to continue the Company’s expansion.

The Company has determined that these factors raise significant doubt about its ability to continue as a going concern.

As further discussed at note 15, the debenture holders have subsequently granted the Company’s request to waive the 2024 covenant violations.

Additionally, as further discussed at notes 5 and 6, the Company has and continues to take additional steps to preserve liquidity and manage cash flows by amending the terms of amounts payable or contingently payable under the purchase and sale agreements with sellers for all of its acquisitions. These amendments have included extension and/or further deferral of payment installments, as well as modification of the terms to contemplate a portion of the amounts due to be payable in shares of Nvni Group Limited, as applicable (see also note 5). Nuvini S.A. cannot extend or revise the terms of the deferred and contingent consideration, Nuvini S.A. would raise debt to satisfy any deferred and contingent consideration obligations.

As discussed in note 26, the Company entered into a Private Placement transaction with certain institutional investors for aggregate gross proceeds of US$12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement.

While the Company continues to seek other alternative capital and financing sources and implement steps to preserve liquidity and manage cash flows, there can be no assurance that these or additional capital and financing resources, continued waivers of covenant violations under the debentures agreement, or further extensions or modifications of payment terms of seller acquisition financing will be available to the Company on commercially acceptable terms, or at all. If the Company raises funds to pay any of its obligations by issuing additional equity securities, dilution to stockholders may result. The terms of debt securities or borrowings could impose significant additional restrictions on operations.

If the Company is unable to obtain adequate capital resources to fund the debt incurred from past acquisitions, the terms will have to be renegotiated and there will be a delay in the acquisition plan, postponing the acquisition of new companies but not causing losses or delays for the companies already in the portfolio, as they are financially and operationally self-sufficient, and the holding company uses the new capital raised to cover debenture and deferred and contingent obligations, which could have a material impact on its operations and limit its ability to fully execute its business acquisition strategy, which may directly and negatively affect its business, operating and financial results.

Note 3. Summary of significant accounting policies

Basis of consolidation

As of December 31, 2024, 2023, and 2022, the consolidated financial statements include information from the subsidiaries Effecti, Leadlovers, Ipe, Datahub, Mercos, Onclick, Nuvini LLC, Nuvini S.A. and Smart NX. Smart NX was acquired in 2023 and therefore was not included in the consolidated financial statements as of December 31, 2022. The consolidated financial statements incorporate the financial positions and the operational results of subsidiaries that the Group controls. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between the Company and its subsidiaries are eliminated, if applicable.

Functional currency and presentation currency

The items included in the Group’s financial statements are measured using the currency of the main economic environment in which the Group operates (its “functional currency”). The financial statements are presented in thousands of Brazilian Reais (R$), which is the functional currency of the Group.

Business combinations

Business acquisitions are accounted for using the acquisition method. The Group determines that it has acquired a business, rather than a group of assets, when the acquired set of assets and activities include an input and a substantive process that together significantly contribute to the ability to create outputs. Acquisition-related costs are expensed when incurred.

The consideration transferred in a business combination is measured at fair value. On the acquisition date, identifiable assets acquired and liabilities assumed are recognized at fair value on the acquisition date, unless otherwise stated.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When consideration transferred by the Group in a business combination includes an obligation of the Group to provide additional payments to the sellers based on future performance of the business sold or services to the Group (a contingent consideration, as described in note 5), the Group evaluates whether the contingent consideration should be accounted for as compensation for post-combination services or contingent consideration and included in consideration transferred in accordance with IFRS 3—Business Combinations (“IFRS 3”). If the Group determines the arrangement is contingent consideration, the arrangement is further evaluated to see if the payments should be accounted for as an additional cash consideration or equity interests to the former owners (seller) if certain future events occur. The current arrangements resulting from the acquisitions detailed in note 5 have been accounted for as contingent consideration, are measured at fair value at the acquisition date and included in the consideration transferred.

Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retroactively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date), related to facts and circumstances that existed at the acquisition date.

Deferred and contingent considerations are remeasured at fair value at subsequent reporting dates and changes in fair value are recognized in profit or loss. Deferred consideration that are based on fixed contractual amounts are at amortized cost.

If the initial accounting for a business combination is incomplete at the end of the period in which the combination occurred, the Group records provisional amounts based on estimated or projected values for items for which accounting is incomplete. These provisional amounts are adjusted during the measurement period or additional assets and liabilities are recognized to reflect new information obtained relating to facts and circumstances existing at the acquisition date, which, if known, would have affected the amounts recognized on that date.

Financial instruments

Financial assets and financial liabilities are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets are presented as current assets, except those with maturity of more than 12 months after the balance sheet date. The classification of the Group’s financial assets and liabilities is detailed in note 6.

Financial assets

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Financial assets that meet the following conditions are measured subsequently at amortized cost:

●	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are measured subsequently at fair value through other comprehensive income (“FVTOCI”):

●	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”).

Despite the foregoing, the Group may make the following irrevocable election/designation at initial recognition of a financial asset:

●	The Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met.

●	The Group may irrevocably designate an investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the financial instrument, or, where appropriate, a shorter period, to the gross carrying amount of the financial instrument on initial recognition.

Interest income is recognized using the effective interest rate for financial assets measured subsequently at amortized cost and at FVTOCI. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit- impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset.

Financial assets at FVTPL

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in financial income and expense on the income statement.

Impairment of financial assets

The Group recognizes a provision for expected credit losses (“ECL”) on trade receivables and contract assets measured under IFRS 9. To measure the expected credit losses, trade receivables and contract assets have been grouped as they have substantially the same risk characteristics and are related to the same types of contracts; therefore, the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The Group applies the ’simplified’ approach to measure the ECL, since the Group’s trade receivables do not include a significant financing component and are not considered to be complex. The Group therefore recognizes the lifetime expected credit losses over the life of the trade accounts receivable and other assets. The Group evaluates whether ECL would be required to be recorded for other assets periodically and on an individual basis.

The nature of the Group’s SaaS business model mitigates the risk of credit losses, as customers usually pay in advance or have payment terms from 30-60 days. The Group estimates expected credit losses by taking into consideration historical credit losses experienced by aging and maturity categories based on contract or invoice payment due dates and financial factors specific to the customers, as well as general economic conditions.

Write-off policy

The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over 3 months past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures and applicable legislation where appropriate. Any provisions and recoveries made are recognized in general and administrative expenses in profit or loss.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities and equity

Classification as financial liability or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the terms and substance of the contractual arrangements.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs. A repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities

Financial liabilities are subsequently measured (i) at amortized cost using the effective interest rate method or (ii) at FVTPL.

●	Financial liabilities at FVTPL: Financial liabilities are classified at FVTPL when the financial liability is (i) a contingent consideration of a buyer in a business combination that is classified as a liability, (ii) held for trading, or (iii) designated at FVTPL. As of December 31, 2024, 2023, and 2022, the Group had financial liabilities designated at FVTPL recorded in the financial statements related to the contingent consideration related to the acquisition of equity interests in the subsidiaries, as detailed in notes 5 and 6.

●	Financial liabilities at amortized cost: Financial liabilities other than (i) contingent consideration of a buyer in a business combination that is classified as a liability or, (ii) assigned to FVTPL are subsequently measured at the amortized cost using the effective interest rate method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities only when its obligations are extinguished and canceled. The difference between the carrying amount of the financial liability and the consideration paid and payable is recognized in profit or loss.

Derivatives

Derivatives are recognized initially at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately. A derivative with a positive fair value is recognized as a financial asset, whereas, a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and is not due to be realized or settled within 12 months.

Fair value measurement

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Group measures financial instruments at fair value on each balance sheet closing date. Fair value is the price that would be received by the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will occur (i) in the principal market for the asset or liability, or, in the absence of a main market, (ii) in the market most advantageous to the asset or liability.

Measuring the fair value of a non-financial asset takes into account the ability of the market participant to generate economic benefits using the asset at its best possible use or by selling it to another market participant who would use the asset at its best use.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy described below, based on the lowest level information that is significant to the measurement of the fair value as a whole.

●	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

●	Level 2—Evaluation techniques for which the lowest and most significant level information for measuring fair value is directly or indirectly observable.

●	Level 3—Evaluation techniques for which the lowest and most significant level information for fair value measurement is not available.

If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. The fair value of the contingent consideration classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of the acquisition made during the year. The fair value is based on a business plan agreed to by Management and the seller of the acquired company, that includes projected revenue balances individual to each subsidiary and therefore is not deemed observable market data.

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether there have been transfers between hierarchy levels, reassessing categorization (based on the lower and most significant level information for the fair value measurement as a whole) at the end of each reporting period.

Goodwill

Goodwill is initially recognized and measured as described above in business combinations. Goodwill is not amortized, but is tested for impairment at least annually, or when circumstances indicate an impairment loss. For the purposes of the impairment test, goodwill is allocated to each of the Group’s cash generating units (“CGUs”). To determine the CGU, assets are grouped at the lowest levels for which there are independent cash flows. For purposes of this test, goodwill is allocated to the CGUs or groups of CGUs that will benefit from the synergies of the combination. The CGUs identified were Effecti, Ipe, Leadlovers, Datahub, Onclick, Mercos, and Smart NX.

An impairment loss exists when the book value of the CGU exceeds its recoverable amount, which is the higher of the fair value less selling expenses and the value in use. If the recoverable amount of the CGU is less than the carrying amount, the impairment loss is first allocated to reduce the carrying amount of the goodwill allocated to the unit and, subsequently, to the other assets of the unit, proportionally to the carrying amount of each of the assets. Goodwill impairment losses are recognized in the period they are incurred. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. On disposal of the CGU, the attributable value of goodwill is included in the calculation of profit or loss on disposal.

Intangible assets, net

Recognition and measurement

Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination corresponds to the fair value on the acquisition date. After initial recognition, intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized, and the expense is reflected in the statement of income in the year in which it is incurred. The useful life of an intangible asset is assessed as finite or indefinite.

Intangible assets with finite lives are amortized on a straight-line basis over their economic useful lives and assessed for impairment whenever there is an indication of loss of economic value of the asset. The amortization period and method for an intangible asset with a finite life are reviewed, at least, at the end of each year. Changes in the estimated useful life or in the expected consumption of the future economic benefits of these assets are accounted for through changes in the amortization period or method, as the case may be, and are treated as changes in accounting estimates. Amortization of intangible assets with finite useful lives is recognized in the income statement within the general and administrative expenses category with the exception of the amortization of technology software and customer relationships intangible assets included in cost of sales expense category.

Intangible assets with indefinite useful lives, such as goodwill, are not amortized, but are tested at least annually or when circumstances indicate loss due to devaluation of the asset in relation to losses due to reduction to its recoverable value, individually or at the level of the CGU. The indefinite life assessment is reviewed annually to determine whether this assessment remains justifiable. Otherwise, the change in useful life from indefinite to finite is made prospectively.

As of December 31, 2024 and 2023, the following asset types have finite useful lives and the average useful lives applied by the Group remain unchanged as shown below:

Category:	Useful life (years)
Technology software	5-10
Brands	22-25
Customer relationships	3-17
Non-competition agreements	5-6

An intangible asset is derecognized at the time of its sale (that is, the date on which the beneficiary obtains control of the related asset) or when no future economic benefits are expected from its use or sale. Any gain or loss resulting from the derecognition of the asset is recognized in the statement of profit or loss for the year.

Subsequent expenses

Subsequent expenses are capitalized only when they increase the future economic benefits incorporated into the specific asset to which they relate. All other expenses, including expenses with generated goodwill, trademarks and patents, are recognized in net profit or loss as incurred.

Property and equipment, net

Recognition and measurement

Assets are measured at the historical cost of acquisition or construction, less accumulated depreciation and any accumulated losses due to impairment. When significant parts of an asset item have different useful lives, they are recorded as separate items of the asset. Any gains or losses on the disposal of an asset are recognized in net profit or loss.

Subsequent costs

Subsequent costs are capitalized only when it is likely that the future economic benefits associated with cost will be earned by the Group.

Depreciation

Depreciation is recognized using the straight-line method based on the estimated useful life of the assets and the assets’ residual values.

As of December 31, 2024 and 2023, the average useful lives applied by the Group are the following:

Category:	Useful life (years)
Machinery and equipment	3
Furniture	10
Computer and peripherals	5
Facilities	10
Vehicles	10

Depreciation methods, useful lives and residual values are reviewed at each balance sheet date and adjusted where appropriate.

Leases

The Group assesses whether a contract is, or contains, a lease, at inception of the contract. The Group recognizes a right-of-use asset (which includes real estate and office buildings) and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. Lease payments include fixed payments (including substantially fixed payments) minus any rental incentives to be received, variable lease payments that are based on an index or a rate and expected amounts to be paid under residual value guarantees.

The right-of-use assets comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

●	The lease payments change due to changes in an index or rate, in which case the lease liability is re-measured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

●	If a lease contract is modified and the lease modification is not accounted for as a separate lease, the lease liability is re-measured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Research and development

Research expenses are recognized when incurred, and development expenses linked to technological innovations of software are capitalized when all of the following aspects are met:

●	Technical feasibility can be demonstrated to complete the asset so that it is made available for use or sale.

●	The Group has the ability to complete the intangible asset and intends to use or sell it.

●	The way in which intangible assets will generate future economic benefits can be demonstrated

●	Technical, financial and other adequate resources to complete the development and use or sale of intangible assets are available.

●	The Group has the ability to reliably measure the expenses attributable to intangible assets during its development.

Capitalized expenses, when the criteria described above are met, include labor costs that are directly attributable to the preparation of the asset. Development activities involve a plan or project aimed at producing new products for sale or enhancing a platform for use.

All development costs, including intangible assets under development, have been internally generated by the Group, such as enhancing software features. The Group’s activity supported continuous development of the business processes focused on sales, marketing and customer service within the subsidiaries Onclick, Leadlovers and Mercos. Development costs are capitalized at cost and amortized over the useful life of the asset. Any capitalized development costs are evaluated for impairment at least annually.

Cash and cash equivalents

Cash and cash equivalents include cash, cash deposits, and temporary short-term investments. Cash and cash equivalents together with other short-term, highly liquid investments maturing within 90 days from the date of acquisition that are considered immediately convertible into a known amount of cash and are subject to a negligible risk of change in value. Cash and cash equivalents are recorded at cost plus income earned up to the balance sheet date, which does not exceed its market value or realizable value.

Trade accounts receivable, net

Trade receivables are amounts due from customers for services performed in the ordinary course of business. Trade receivables are recognized initially at the transaction price unless they contain significant financing components when they are recognized at fair value plus, when applicable, a monetary variation for foreign currency adjustment incurred during the reporting period. The Group’s receivables come from the provision of services provided based on the customer’s terms of acceptance after the performance obligations have been met. They are generally due for settlement within 30 to 60 days and are therefore all classified as current assets. The Group estimates expected credit losses as described in note 3.

Accounts payable to suppliers

Accounts payable are stated at known amounts, plus, when applicable, a monetary variation for foreign currency adjustment incurred during the reporting period.

Other assets and liabilities

Other assets and liabilities are shown as known or calculable amounts, plus, where applicable, the corresponding income (charges) earned (incurred) up to the balance sheet date. The non-current assets and liabilities are classified in non-current assets and liabilities, respectively, and represent realizable rights and obligations payable after twelve months.

Revenue recognition

Revenue is measured in accordance with IFRS 15—Revenue from Contracts with Customers (“IFRS 15”), which establishes five-step model for measuring and recognizing revenue from contracts with customers. The Group has adopted the practical expedient to apply IFRS 15 to a portfolio of contracts. The Group’s reported revenue is mainly attributable to software subscription and licensing revenues, including licensing fees, revenue from maintenance and product support services, customization and consulting services.

The Group applies certain judgment in assessing the terms of revenue from contracts with customers. Revenues are recognized when there is a contract with the customer, the performance obligations are identified, the transaction price is reliably measurable and allocated, and when the control of the goods or services are transferred to the customer. For all contracts, the Group obtains formal evidence of customer acceptance of the service. Revenue stemming from software licensing is recognized after the software is made available to the customer, its value can be reliably measured (as per the terms of the agreement) and it is likely that future economic benefits will be generated in favor of the Group. The Group evaluates each contract individually, its critical terms and business relationship with its customer and any associated third party. Revenue from customization and consulting services are recognized as services are provided, according to the terms of the service contracts. Cases in which the service was provided, but not yet invoiced, are recorded as services to be invoiced under accounts receivable as contract assets. Cases in which services have not been provided but payment has been received, are recorded as a contract liability, herein referred to as “deferred revenue”, for services to be delivered in the future.

Revenue is presented net of taxes, discounts, refunds and cancellations, when applicable. For specific subsidiaries of the Group (i.e. Leadlovers), standard contract terms state that customers have a right of refund within 30 days. At the point of sale, a refund liability and a corresponding adjustment to revenue is recognized for those products expected to be returned. Early pay discounts are not granted to customers, however a promotional discount to promote Holiday sales was granted in December 2024, 2023 and 2022, the total discounts given were immaterial and are recorded as a reduction to total revenue.

All transaction prices are fixed and do not include variable pricing, apart from the transaction price for Effecti customers which includes a variable component where customers are offered a temporary discount if the customer has a valid expectation of a price concession. The discount granted to customers is immaterial as of December 31, 2024, 2023 and 2022. Revenue is not recognized if there is significant uncertainty in its realization.

The Group separate revenues into (i) SaaS platform subscription services and (ii) data analytics, (iii) set-up and other services as follows:

SaaS platform subscription services

Revenue comprises (i) software subscription (subscription services), in which customers have access to software on multiple devices simultaneously in its latest version; (ii) maintenance, including technical support and technological evolution; and (iii) services, including cloud computing and customer service.

The services listed are all part of the multi-vertical SaaS solution umbrella. Customers can benefit from each product or service on its own, or in conjunction with another readily available resource, and the promise to deliver each product or service is distinct and explicitly stated within the context of each contract. The individual functionalities of the platforms being offered to customers are grouped as a singular performance obligation if the functionalities are seen as part of the integrated service and are highly interrelated. The customer uses the Group’s online platform to purchase the services which are presented in a series of bundles. Customers can purchase access to the software platform via a software subscription or could purchase a bundle consisting of the software platform and maintenance or additional services. The bundles are all listed clearly for the customer with transparent pricing and services and are considered as one performance obligation since it represents a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

This revenue service is recognized on a monthly basis over the contract period as the performance obligation is satisfied and as services are provided, from the date on which the services and software are made available to the customer and all other revenue recognition criteria are met. A time-based output method to measure progress and recognize revenue on a straight-line basis over the contract term. Contract periods are typically 12 months in length.

If in future contracts, performance obligations identified are not delivered concurrently or have the same pattern of transfer, the Group will establish the stand-alone selling price for each performance obligation and allocate the transaction price accordingly.

Data analytics, set-up and other services

Revenues from additional services that customers can add to the platform, recognized in accordance with IFRS 15, usually for the provision of services to customers linked to a specific service contract:

(i)	A licensing fee (which is on an invoice-basis and not subscription-based model) is recognized at a point in time when all risks and benefits inherent in the license are transferred to the buyer through the availability of the software and the value can be measured reliably, as well as it is probable that the economic benefits will be generated in favor of the Group.

(ii)	Revenues from implementation and customization services represent a performance obligation distinct from other services and are billed separately and recognized over time as costs incurred in relation to the total expected costs, realized according to the execution schedule and when there is a valid expectation of receipt of the customer. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price. The performance obligations, such as implementation services and customization services, have observable inputs that are used to determine the standalone selling price of those distinct performance obligations. Invoiced revenues that do not meet the recognition criteria do not make up the balances of the respective revenue accounts and receivables.

(iii)	Revenue from consulting and training services is recognized at the time the services are provided and consideration is received.

Taxation

Current income tax

Current income tax is the amount of corporate income taxes expected to be payable or recoverable by the Group’s entities, based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the jurisdictions in which the Group entities operate.

In Brazil, income tax is generally computed on taxable income at the rate of 15%, plus an additional 10% for profits that exceed R$240 in the 12-month period, plus an additional social contribution taxed at the rate of 9%.

In 2022, subsidiary Apie.comm qualified for the presumed profit method. Under the presumed profit method, the income tax is determined by applying the same rates stated above to a determined presumed profit margin which ranges from 8% to 32% applied to gross revenues, depending on the taxpayer’s activity. Use of the presumed profit method is generally limited to entities with gross revenues of less than R$78 million in the prior taxable year. In 2023, Smart NX Ltda qualified as a small business with non-significant annual revenue and was qualified for the Simples Nacional tax. Under this regime, the company was subject to a tax rate of 11.5% applied to its monthly revenue. All other Company subsidiaries record taxable income under the Lucro Real (“Actual profits”) taxation regime. Use of the Lucro Real method is required for Companies with gross revenue exceeding R$78 million in the prior taxable year but is electable. This method is electable by Companies who do not meet the gross revenue target. As of December 31, 2024, there were no changes to taxable income methods.

Deferred income tax

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts on the balance sheet. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and which are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences, but not recognized for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized and are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred income tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax-planning strategies. As of December 31, 2024 and 2023, the Group has not recognized deferred tax assets related to tax loss carry forwards.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Uncertain tax positions

Brazilian tax legislation, regulations and interpretations are inherently complex and jurisprudence continuously evolves. The Group recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. However, this does not mean that tax authorities cannot challenge these positions. Interest charges on current tax liabilities that have not been funded are accrued, which includes interest and penalties, as applicable, arising from uncertain tax positions. These charges are recorded as a component of income tax expense.

Employee benefits

Short-term employee benefits

Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided within general and administrative expenses on the income statement. A liability is recognized for the expected payment amount if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be reliably estimated.

Share-based compensation plan

The executives, advisors and employees of the Group receive share-based payments, where the beneficiaries provide services in exchange for equity securities. The cost of transactions settled with equity instruments is measured based on the fair value of the equity instruments at the date they were granted, using an appropriate valuation model, the details of which are provided in note 6.

The cost is recognized in employee benefit expenses in conjunction with the corresponding increase in equity (in capital reserves), over the period in which the service is provided and, when applicable, performance conditions are fulfilled (“vesting period”). The cumulative expense recognized for transactions that will be settled with equity securities on each reporting date up to the vesting date reflects the extent to which the vesting period may have expired and the Group’s best estimate of the number of grants that, ultimately, will be acquired. The expense or credit in general and administrative expenses in the income statement for the period represents the movement in the accumulated expense recognized at the beginning and end of that period.

No expense is recognized for grants that complete their vesting period because performance and/or service conditions have not been met. When grants include a market condition or non-vesting condition, transactions are treated as vesting regardless of whether the market condition or non-vesting condition is met, provided that all other performance conditions and/or services are met.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential ordinary shares, including outstanding share options, subscription rights and potential conversions related to the debentures, to the extent dilutive. Basic and diluted net loss per share was the same for the periods ended December 31, 2024, 2023, and 2022 as the inclusion of all potential common shares outstanding would have been anti-dilutive.

Related parties

Related party transactions are the transfer of resources, services or obligations between the Group and a related party, regardless of whether a price is charged in return. Related party transactions that are carried out between the Group are eliminated for consolidation purposes.

As of December 31, 2024 and 2023, the Group maintained transactions with related parties. Information on related parties is described in note 9.

Use of estimates and judgments

In the preparation of financial statements, it is necessary that Management make use of estimates and adopt assumptions for the accounting of certain assets, liabilities and other transactions. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

The following are significant estimates, assumptions and judgements made by Management in the years ended December 31, 2024, 2023 and 2022.

Fair value of financial liabilities

Nuvini Warrants (see note 17) are recorded as financial liabilities on the consolidated statement of financial position and are measured on each reporting date. In assessing the fair value of the warrants, the fair value was calculated based on the listed market price of such warrants (level 1).

Liabilities for contingent consideration for acquisitions (see note 6) are measured at estimated fair value, level 3, which requires significant judgment by Management regarding unobservable market data and assumptions as to the amounts and probability of the acquired subsidiaries meeting future financial and operating targets is based on business plans agreed to by Management and the Sellers.

The Exposure Premium (see note 15), as well as the subscription rights (see note 17), are derivative liabilities measured at estimated fair value (level 3), which requires significant judgment by Management regarding assumptions as to the probability and timing of a liquidity event occurring, as well as the estimated fair value of the Company in the future. These estimates incorporate assumptions about future operating performance of the Company, general economic conditions, future interest rates and market volatility, among others. In estimating the fair value, the Group uses market-observable data to the extent it is available.

The Group engages valuation specialists to assist in establishing the appropriate valuation techniques and inputs for its valuation model.

The estimated fair values are particularly sensitive to changes in one or more unobservable inputs which are considered reasonably possible within the next financial year.

Impairment of tangible and intangible assets, including goodwill

Management tests tangible and intangible assets, including goodwill, for impairment at least annually, or more frequently if events or changes in circumstances indicate that the tangible or intangible asset might be impaired and there are indicators that show a deterioration of the fair value. When such evidence is identified and the net book value of the tangible or intangible asset exceeds its recoverable value, a provision is made for impairment, adjusting the carrying value to the recoverable value.

The Group analyzed evidence of loss to recoverable value of assets, considering internal and external factors as provided for by IAS 36—Impairment of Assets, and identified the existence of factors that resulted in recording impairment losses on certain CGUs, as described in note 11.

Provision for risks

Risk provisions are identified and recorded based on the risk assessment made by Management. This risk assessment is based on information available on the date of preparation of the financial statements. Periodically, the Group revisits its evaluation as a result of the progress of the processes and obtaining new information. In 2024, the Group recorded provisions for risk related to employee labor tax and certain labor and civil lawsuits in which likelihood of loss was determined as probable by Management. For further information on risk provisions recorded during the years ended December 31, 2024, 2023 and 2022, see note 16.

Provision for expected losses from accounts receivable

When deemed necessary by Management, the provision for expected losses of accounts receivable is recorded, considering the concept of expected losses in accordance with IFRS 9—Financial Instruments (“IFRS 9”). Management takes into consideration historical credit loss experience by aging categories (i.e. maturity buckets based on contract or invoice payment due date) and financial factors specific to the debtors and general economic conditions when calculating expected losses. Management uses the assumption that default occurs when the contract payments with customers are past due over 90 days.

Acquisition price allocation—business combination and accounting treatment of commitments made for acquisition of equity interest

During the acquisition price allocation process in a business combination, Management uses assumptions (including growth rate, projections, discount rate, useful life, among others), which involve a significant level of estimates and judgments in order to determine the fair value of the net assets acquired, liabilities assumed and determination of goodwill and other intangible assets. See further details regarding business combinations in note 5.

Share-based compensation

The Group estimates the fair value of stock option awards on the grant date using the Black-Scholes option pricing model. Management must determine the appropriate assumptions to use to estimate the fair value of the equity instruments, including the expected option life, expected volatility, and risk-free interest rate. See further details regarding share-based compensation in note 19.

Listing Expenses

Listing expenses consist of a one-time non-cash expense recorded in 2023, representing the cost incurred in connection with achieving a listing on the Nasdaq and calculated in accordance with IFRS 2 as the difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired.

Note 4. Adoption of new and revised accounting standards

New standards, changes and interpretations in force current period

The Group’s Management has evaluated the impacts of the following revisions of standards and understands that its adoption has not caused a material impact and/or is not relevant to its financial statements.

On the date of authorization of these financial statements, the Group has not adopted the following new and revised standards under IFRS Accounting Standards.

Standard	Amendment
IAS 1	Classification of liabilities as current and non-current
IFRS 16	Lease liabilities in a sale and leaseback transaction
IAS 7	Reverse factoring
IFRS 7	Reverse factoring

New standards, changes and interpretations not yet in force and/or adopted

On the date of authorization of these financial statements, the Group has not adopted the following already issued and not yet in force and/or applicable standards under IFRS Accounting Standards.

Standard	Amendment
IAS 21	Lack of convertibility between currencies
IFRS 7	Classification and measurement of financial instruments
IFRS 9	Classification and measurement of financial instruments
IAS 28	Application of the equity method for the measurement of investments in subsidiaries
IFRS 18	New presentation and disclosure requirements in financial statements
IFRS 19	Reduced disclosures for subsidiaries without public accountability

Management does not expect the adoption of the following standards to have a material impact on the Group’s financial statements in future periods.

Note 5. Deferred and Contingent Considerations on Acquisitions

On January 25, 2023, Nuvini S.A. entered into a business combination agreement with Smart NX, which was unanimously approved by Nuvini S.A.’s Board of Directors. The transaction consists of a payment in shares of Nuvini S.A. for 55% of Smart NX with a call option to purchase the remaining 45% of the total capital stock of Smart NX to be paid in three installments on January 25, 2024, January 25, 2025, and January 25, 2026, for a variable consideration based on multiples of future Smart NX EBITDA. The acquisition was not deemed significant and was classified as a non-cash transaction.

As discussed in note 1, the Company completed several acquisitions in prior years, which resulted in deferred and contingent consideration arrangements.

The deferred consideration consists of fixed future cash payments due to sellers from the date of acquisition, according to the terms of the sale and purchase agreement.

The contingent consideration consists of estimated future cash payments due to sellers of each respective business combination according to the terms of each respective sale and purchase agreement for the business combinations and is recorded at fair value until the contingency has been resolved, with changes in fair value included in contingent consideration financial adjustment in the consolidated statement of loss.

The Group’s current and non-current liabilities payable under the deferred and contingent consideration arrangements as of December 31, 2024, and 2023 are detailed as follows:

	Year ended December 31,
	2024	2023
Current deferred and contingent consideration:
Effecti	126,414	106,096
Leadlovers	56,799	44,021
Ipe	39,199	34,770
Datahub	26,938	23,088
Onclick	22,833	19,102
Smart NX	5,000	-
Total current deferred and contingent consideration	277,183	227,077

Non-current deferred and contingent consideration:
Smart NX	-	5,000
Total non-current deferred and contingent consideration	-	5,000

The contingent portions of this consideration is accounted for as FVTPL and categorized as a level 3 financial liability, as described in note 6. The deferred portion (relating to fixed amounts) is accounted for as amortized cost. The following table shows a reconciliation of the beginning and ending balances of the deferred and contingent consideration including level 3 fair value measurements.

Balance on January 1, 2022	291,305
Payments	(9,898)
Contingent consideration adjustment	16,294
Derecognition of Mercos deferred and contingent consideration (note 5 and 17)	(62,745)
Balance on December 31, 2022	234,956
Initial recognition of deferred and contingent consideration relating to acquisitions	5,000
Payments	(6,215)
Deferred and contingent consideration converted to equity	(39,502)
Contingent consideration adjustment	13,212
Interest	24,626
Balance on December 31, 2023	232,077
Payments	(7,985)
Interest	53,091
Balance on December 31, 2024	277,183

The terms of the applicable deferred and contingent consideration as of the dates of the respective acquisitions were as follows:

●	Effecti, Leadlovers and Ipe: the sellers will receive a cash payment in annual installments over a 3-year period from the date of acquisition, which is calculated as a multiple of 7.4 times the last 12-months revenue earned by the acquiree. The maximum payment for the contingent consideration is not capped.

●	Onclick: the sellers will receive fixed cash payments over a 3-year period from the date of the acquisition, defined as 25% of the acquisition price for the first year and 12.5% of the acquisition price for each of the last two years, per the sale and purchase agreement.

●	Datahub: the sellers will receive a cash payment in annual installments over a 3-year period from the date of acquisition. The value of the cash payment is calculated based on defined multiples of revenue growth and EBITDA earned by the acquiree, as defined in the sale and purchase agreement. The maximum payment for the contingent consideration is not capped.

To preserve liquidity and manage cash flows the Company renegotiated the terms of amounts payable or contingently payable under the purchase and sale agreements with sellers for certain acquisitions.

On November 11, 2022, the Company amended the agreement with the sellers of Mercos to eliminate the contingent consideration payment in exchange for the return of 42.09% of the Mercos shares to the sellers and retaining a call option on those shares. The call option provides the Company the right to repurchase the shares at any time until December 31, 2024, for a total price based on 7.6x the revenue of Mercos for the preceding 12 months. In connection therewith, the Company paid cash, which was applied to reduce the contingent consideration which existed prior to the transaction. This amendment originated the recognition of a non-controlling interest, which is disclosed in detail in note 17.

On October 8, 2023, the Company made a payment of R$22.0 million to the founding partners of Mercos, as part of the purchase agreement for the remaining Mercos shares estimated at R$66.0 million. The partial payment would result in an increase in equity ownership of approximately 8%. However, as full payment of the estimated shares was not received, the Company has entered into negotiations with Mercos to discuss settlement options. The partial payment has been recorded as an advanced payment in assets. As of December 31, 2024, the Company has not reached a negotiated settlement or treatment of the advanced payment.

Amendments to the deferred and contingent consideration on acquisitions arrangements were completed as follows:

Leadlovers— As of December 31, 2024, the deferred and contingent consideration amounts to R$56.8 million, consisting of three installments payable in cash and Nvni Group Limited ordinary shares. The first and second installments, totaling R$37.4 million payable in cash, and the third installment amounts to $19.4 million, equally payable between cash and shares, remain unpaid as of the previously renegotiated due date of December 31, 2024. The Company did not make any installment payments during the year ended December 31, 2024, and will continue to incur interest and penalties on any unpaid amounts. As of December 31, 2024, the Company has not reached a settlement on any renegotiated terms or amendments.

Onclick— As of December 31, 2024, the deferred and contingent consideration amounts to R$22.8 million, consisting of two installments payable in cash and Nvni Group Limited ordinary shares. The first installment, totaling R$9.6 million payable in cash, and second installment, totaling R$13.2 million, remain unpaid as of the previously renegotiated due date of December 31, 2024. The Company made a partial payment of $0.2 million during the year ended December 31, 2024, however, the Company will continue to incur interest and penalties on any unpaid amounts. As of December 31, 2024, the Company has not reached a settlement on any renegotiated terms or amendments.

Effecti— As of December 31, 2024, the deferred and contingent consideration amounts to R$126.4 million. The Company made a payment applied to the first installments owed totaling R$3.9 million in 2024. In November 2024, the Company renegotiated terms to establish an additional fine of R$2.5 million for the unpaid debts due to the wait and effects of non-receipt of previously agreed upon amounts. The fine is payable in twelve equal monthly installments and will be automatically renewed in January of each year until the entire debt is fully paid. The first and second installments are payable in cash, while the third installment, adjusted for penalties and interest, will be payable in Nvni Group Limited ordinary shares.

Datahub— As of December 31, 2024, the deferred and contingent consideration amounts to R$26.9 million, payable in cash and Nvni Group Limited ordinary shares. The first and second installment payments owed in cash totaling R$16.8 million, remain unpaid as of December 31, 2024. The third installment, totaling R$10.1 million, will be settled in both cash payment and issuance of Nvni Group Limited ordinary shares, adjusted for penalties and interest. The Company did not make any installment payments during the year ended December 31, 2024, and will continue to incur interest and penalties on any unpaid amounts. As of December 31, 2024, the Company has not reached a settlement on any renegotiated terms or amendments.

Ipe— As of December 31, 2024, the deferred and contingent consideration totals R$39.2 million, payable in three cash installments. The remaining balance for the first and second installments is R$19.2 million, remains unpaid as of December 31, 2024. The third installment, totaling R$20.0 million to be settled in cash, remains unpaid as of December 31, 2024. The Company made a partial payment of $3.9 million during the year ended December 31, 2024, however, the Company will continue to incur interest and penalties on any unpaid amounts.. As of December 31, 2024, the Company has not reached a settlement on any renegotiated terms or amendments.

Note 6. Financial instruments

The classification of financial instruments is presented in the following table. There are no financial instruments classified in categories other than those reported:

	Classification	Level	12/31/2024	12/31/2023
Financial liabilities:
Derivative warrants (note 17)	FVTPL	Level 1	7,663	4,464
Contingent consideration on acquisitions (note 5)	FVTPL	Level 3	-	144,526
Exposure premium - debentures (note 15)	FVTPL	Level 3	2,940	1,835
Deferred consideration on acquisitions (note 5)	Amortized cost		277,183	87,551
Loans and financing (note 13)	Amortized cost		2,887	5,289
Debentures (note 15)	Amortized cost		40,740	51,197
Related parties (note 9)	Amortized cost		1,078	9,867

Gains and losses on financial instruments that are measured at FVTPL are recognized as financial income or expense in the statement of profit or loss for the period. The carrying amount of the Group’s financial assets approximates fair value as of December 31, 2024, and 2023.

As of December 31, 2024, the contingent consideration on acquisitions was transferred from Level 3 in the fair value hierarchy to amortized cost, as the contingent consideration is no longer subject to adjustment of the earn-out and is based on actual billing rather than projected billing.

Measurement and reconciliation of level 3 financial liabilities

Balance at January 1, 2022	290,944
Additions	35,846
Payments	(9,898)
Derecognition of Mercos deferred and contingent consideration	(62,745)
Transfer of contingent consideration to Amortized Cost	(97,725)
Balance at December 31, 2022	156,422
Additions	29,282
Transfer to equity (converted in shares)	(35,410)
Write off in the P&L	(3,933)
Balance at December 31, 2023	146,361
Additions	50,279
Payments	(7,800)
Transfer of contingent consideration to Amortized Cost	(185,900)
Balance at December 31, 2024	2,940

When valuing its level 3 liabilities, Management’s estimation of fair value is based on the best information available in the circumstances and may incorporate Management’s own assumptions around market demand involving judgment, taking into consideration a combination of internal and external factors. For the years ended December 31, 2024 and 2023, the methods, assumptions, and significant unobservable inputs used in the fair value measurement categorized within level 3 of the fair value hierarchy were the following:

	Valuation technique	Significant unobservable input	Relationship of inputs to fair value
Contingent consideration on acquisitions	Income approach- Revenue multiples	Weighted average cost of capital, projected future revenues	The higher the weighted average cost of capital, the lower the fair value. The higher the revenue projections, the higher the fair value.

Exposure premium	Income approach- Monte carlo	Future cash flow projections, discount rate, future interest rates, market volatility, probability of occurrence of future liquidity events	The higher the discount rate, the lower the fair value. The higher the probability of a liquidity event, the higher the fair value.

Subscription rights	Income approach- Monte carlo	Future cash flow projections, discount rate, future interest rates, market volatility, probability of occurrence of future liquidity events	The higher the discount rate, the lower the fair value. The higher the probability of a liquidity event, the higher the fair value.

Financial risk management

The Group is exposed to various financial risks relating to its business operations. The overall focus on risk management is mitigating unpredictable financial market risks and seeks to minimize potential adverse effects on financial performance.

Risk management is overseen by the Group’s finance department, according to the policies approved by the Board of Directors. The department identifies, measures, evaluates and protects the Group against any financial risks. The Board of Directors provides financial oversight and supervision to the Group and its subsidiaries. As of December 31, 2024, the Group has elected an Audit Committee, consisting of three participants, with one participant acting as Audit Committee Chair.

Credit risk

Credit risk is the Group’s risk of financial loss if a customer or counterparty to a financial instrument fails to comply with its contractual obligations, which arise mainly from customer receivables. The Group has a very diversified client portfolio with a high concentration of recurring revenue from key customers, none of which represent more than 10% of net revenue. The Group is responsible for managing and analyzing the credit risk for each new client before standard payment and delivery terms and conditions are offered. As subscription prices on recurring sales are low in materiality and many clients currently pay via credit card representing immediate payment, the credit risk of the customer base is relatively low. Therefore, Management doesn’t perform individual credit quality checks of each customer. However, if a customer defaults on service payments past two months of service, the Group will pause the customer’s service until payment is received, limiting the volume of past due receivables. It is only when the customer pays all past due balances that the Group will reinstate services. Although the products and services in which a customer purchases are similar, they operate within different industry markets and subject to different operational conditions. As the nature of the products and services sold are SaaS platform based, geographical impacts to the region in which these customers reside do not cause for greater credit risk.

The Group adopts the assumption under IFRS 9, for credit losses on receivables that default occurs when the contract payments with customers are past due over 90 days. Longer payment terms are given to customers and default is unlikely even though the contract payments are past due within one year in the past because of the industry characteristics of the Group and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring. The Group’s credit risk exposure in relation to contract assets under IFRS 9 at December 31, 2024 and 2023, is immaterial.

Liquidity risk

Liquidity risk is the risk in which the Group will encounter difficulties in complying with the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of the Group in liquidity management is to ensure, as much as possible, that it always has sufficient liquidity to meet its obligations, under normal conditions, without causing unacceptable losses or with the risk of harming the Group’s reputation. The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amounts will be significantly different, although actual payments may vary depending on market conditions and the Group’s future performance. The table below analyzes the Group’s financial liabilities by maturity ranges corresponding to the remaining period between the balance sheet date and the contractual maturity date. There are no financial liabilities exceeding three years, as the failure of the Group to meet covenants associated with the debentures outstanding resulted in the acceleration of the maturity of the debentures (see note 15 for additional information). Additionally, refer to note 2 for consideration 1 to 3 relating to going concern.

	12/31/2024
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	61,284	-	61,284
Other liabilities	775	-	775
Loans and financing	2,512	375	2,887
Debentures(i)	40,740	-	40,740
Deferred and contingent consideration	277,183	-	277,183
Lease liabilities	773	1,118	1,891
Related parties	1,078	-	1,078
Total	384,345	1,493	385,838

	12/31/2023
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	47,133	-	47,133
Other liabilities	852	-	852
Loans and financing	4,960	329	5,289
Debentures(i)	51,197	-	51,197
Deferred and contingent consideration	227,077	5,000	232,077
Lease liabilities	742	777	1,519
Related parties	9,867	-	9,867
Total	341,828	6,106	347,934

(i)	The Company was not in compliance with the related financial covenants under the debentures on December 31, 2024, and 2023, and the amounts owed under the debentures are classified as current. Refer to Note 15 for details relating to these covenants and waiver obtained by the Company. Contractual principal payments are due quarterly beginning in May 2023 with final maturity in May 2026, as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	Total Liabilities
Debentures	-	40,740	-	40,740

Market risk

Interest rate risk and inflation

Interest rate risk stems from financial investments, loans and financing and debentures whose interest rates are referenced to the average of interbank overnight rates in Brazil (“CDI”), which can negatively affect financial expenses or revenues in the event of an unfavorable movement in interest rates and inflation.

Inflation affects our results of operations and financial performance primarily by affecting certain leasing arrangements that include inflation-adjustment clauses.

Sensitivity analysis

The Group performed a sensitivity analysis regarding exposure to interest rate risk as of December 31, 2024. The 10% increase or reduction in interest rates would result in an increase or actual reduction of no more than 1% on the risk of total exposure. Therefore, Management believes that any fluctuation in interest rates would not represent any significant impact on the Group’s results.

For the analysis of interest rate sensitivity of financial investments, the “probable” scenario below represents the impact on financial investments as of December 31, 2024, and 2023, considering the projected forecast of the CDI rate and reflects management’s best estimates. The CDI rate as of December 31, 2024, is 12.25% and December 31, 2023, is 13.03%. The other scenarios consider an appreciation of 25% and 50% in such market interest rates, which represents a significant change in the probable scenario for sensitivity purposes.

Estimating an increase or a decrease of (i) projected forecast, (ii) 25% or (iii) 50% in interest rate, would increase or decrease profit or loss as follows:

	Scenario I	Scenario II	Scenario III
	(Probable) (ii)	+/-25%	+/-50%
Potential net effect on profit or loss	(250)	(1,149)	(2,047)

		Exposure	Scenario I	Scenario II	Scenario III
Indicators	12/31/2024	Spot rates (i)	(Probable) (ii)	+/-25%	+/-50%
Assets		11.87%	12.76%	15.95%	19.13%
Short-term investments—101% of CDI	13,238		118	540	962
Exposure to CDI—Assets	13,238		118	540	962
Liability		11.75%	12.63%	15.79%	18.95%
Related parties—100% of CDI	(1,078)		(9)	(44)	(78)
Debentures—100% of CDI	(40,740)		(359)	(1,645)	(2,931)
Exposure to CDI—Liabilities	(41,818)		(368)	(1,688)	(3,009)
Net exposure	(28,580)		(250)	(1,149)	(2,047)

(i)	Based on spot rate, as of the date of this financial statements, as published by the Central Bank of Brazil.

(ii)	Based on the projected forecast, as of December 31, 2024, as published by the Central Bank of Brazil.

Exchange rate risk

Exchange rate risk results from the possibility of losses due to fluctuations in exchange rates, which increase liabilities arising from loans and purchase commitments in foreign currency or that reduce assets arising from amounts to be received in foreign currency.

Some of the Group’s subsidiaries sell to foreign customers. For international operations, the Group invoices in its functional currency and maintains payment terms at or within 30 days of invoicing to ensure the exposure to exchange rate fluctuations is negligible.

As of December 31, 2024, and 2023, the Group had bank account deposits with exposure to fluctuations in foreign currency held in the United States that are immaterial.

Capital management

The Group’s objective when managing its capital is to safeguard the Group’s ability to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt and equity of the Group. The Group’s overall strategy remained consistent throughout 2024.

Debt is defined by the Group as long and short-term borrowings, including debentures, deferred and contingent consideration, and lease liabilities as disclosed in notes 5, 10, and 15. Net debt is defined as debt after deducting cash and cash equivalents. Equity includes capital, reserves, and retained earnings as disclosed in note 17. The Group is subject to certain covenants, as described in note 15.

As of December 31, 2024, the Group had a net negative working capital in the amount of R$348.3 million, mainly resulting from:

1)	Balance related to obligations associated with the acquisition of certain subsidiaries (the deferred and contingent consideration, as detailed in note 5), which was presented in current liabilities in the amount of R$277.2 million. The Group’s Management negotiated the postponement of the payment of part of these amounts for 2024, payable in both cash and shares. Management renegotiated the terms of the payment of the deferred and contingent consideration to be settled in a combination of cash and equity in the Group instead of solely in cash. Management has evaluated the Group’s ability to settle short-term obligations and understands that this fact does not jeopardize the Group’s operational continuity, since it maintains an excellent relationship with creditors who have interests aligned with the Group’s long-term purpose and with the payment plan proposed in the renegotiations that have been conducted to date. See note 5, for details on the deferred and contingent consideration re-negotiation arrangements.

2)	Balance of debentures, which was presented in current liabilities, due to the non-achievement of certain debt covenants at the end of the reporting period, as detailed in note 15. Refer to note 2 for Management’s discussion on how these debt covenants affect the Company’s ability to remain a going concern.

Under the terms of the agreement related to Nuvini S.A.’s Debentures First Issue, Nuvini S.A. is subject to restrictive and affirmative covenants, including restrictions on Nuvini S.A.’s change of control, the change of Nuvini S.A.’s ownership structure and corporate reorganization, limitations on certain consolidations, mergers and sales of assets, restrictions on the payment of dividends and financial covenants. The debentures have covenants normally applicable to these types of operations related to the meeting of economic-financial indices on an annual basis, including (a) gross debt indicator /pro forma EBITDA ratio less than or equal to 4.0x; (b) pro forma EBITDA Margin in relation to net revenue greater than or equal to 20%; and (c) debt service coverage index greater than or equal to 4.0x, as defined in the related agreement. The debt service coverage index is as the sum of the balance of cash and cash equivalents and the cash flow from operating activities for the last 12 months, divided by the sum of the balance of loans and financings and other short-term debt due within 12 months. The Group monitors the ratios on a monthly basis. As of December 31, 2024, the Group was not compliant with its debenture covenants but obtained a waiver as detailed in note 15. Other than the covenants described above, the Group is not subject to any externally imposed capital requirements.

The Group’s financial planning and analysis department reviews the capital structure of the Group on an annual basis. As part of this review, the department considers the cost of capital and the risks associated with each class of capital.

Note 7. Cash and cash equivalents

The components of cash and cash equivalents at December 31, 2024, and 2023 are as follows:

	12/31/2024	12/31/2023
Cash and cash equivalents	4,797	3,059
Short-term investments	13,238	8,339
Total	18,035	11,398

Short-term investments in the Group consist of liquid investments earning interest based on 101% of CDI for the years ended December 31, 2024, and 2023. The short-term investments may be redeemed at any time, at the Group’s request, without substantial modification of its values.

Note 8. Trade accounts receivable

Trade accounts receivable are amounts due from customers for services performed in the ordinary course of business.

	12/31/2024	12/31/2023
Trade accounts receivable	15,610	14,852
Allowance for expected credit losses	(636)	(589)
Trade accounts receivable, net	14,974	14,263

The balance of trade accounts receivable includes contract assets totaling R$4.7 million and R$4.1 million at December 31, 2024, and 2023, respectively. For the years ended December 31, 2024, 2023 and 2022, an amount of R$0.7 million, R$1.0 million and R$0, respectively, was recorded as write-offs of accounts receivable.

The following table shows the change in allowance for expected credit losses:

As of January 1, 2022	(117)
Allowance recorded during the year	(32)
As of December 31, 2022	(149)
Allowance recorded during the year	(538)
Reversal of provision	98
As of December 31, 2023	(589)
Allowance recorded during the year	(47)
As of December 31, 2024	(636)

The trade accounts receivables by aging category are distributed as follows:

	12/31/2024	12/31/2023
Aging list:
Current	13,740	11,975
Due up to 30 days	702	1,651
Due from 30 to 60 days	155	272
Due from 60 to 90 days	102	365
Overdue from 90 to 180 days	249	589
Overdue over 180 days	662	-
Total	15,610	14,852

Note 9. Related parties

Transactions between related parties

The Group has entered into loan agreements with certain shareholders, executives and directors. The amounts outstanding are unsecured and in the case of default on payment, a fine of 2% may be imposed on the total value of the loans.

The loan balances outstanding for the year ended December 31, 2024, and 2023 are as follows:

	2024	2023
Related party loan—Pierre Schurmann(i)	-	8,890
Related party loan—Aury Ronan Francisco(ii)	-	977
Related party loan—José Mário(iii)	1,078	-
Total loans from related parties	1,078	9,867

(i)

From January 27, 2022, and March 28, 2022, Nuvini S.A. entered into four additional loan agreements with Schurmann. The first and second loan agreements were entered into on January 27, 2022, in the principal amount of R$0.5 million and R$0.3 million, respectively, each carrying an interest rate of 100% of CDI plus 3% per annum. The third loan agreement was entered into on February 1, 2022, with a principal amount of R$1.2 million, carrying an interest rate equal to 100% of CDI plus 3% per annum. The fourth loan agreement was entered into on March 29, 2022, with a principal amount of R$1.2 million, carrying an interest rate equal to 100% of CDI plus 3% per annum.

On April 28, 2022, Nuvini S.A. and Schurmann entered into a first consolidated amendment applicable to all the Related Party Loan Agreements in order to (i) condition the payment of the Related Party Loan Agreements to the achievement of a gross debt indicator/pro forma EBITDA less or equal to 3.5x for three consecutive semesters by Nuvini S.A., in connection with the Exposure Premium, as per deliberated in a general meeting of the debenture holders; and (ii) equalize the interest rates of all Related Party Loan Agreements in 100% of the CDI plus 8% per annum. In December 2022, all amounts payable under these loans, amounting to R$16.8 million, were converted into subscription rights with the same terms as those described in note 17.

On December 15, 2022, Nuvini S.A. entered into a loan agreement with Schurmann, in the principal amount of R$3.2 million with an interest rate of 10% per annum and 100% of CDI, and with a maturity of 16 months. Pursuant to the terms of this agreement, Schurmann was entitled to a premium in the equivalent of 15% of the principal loan amount. This amount was settled in Nvni Group Limited shares.

Nuvini S.A. entered into two loan agreements with Schurmann during 2023. The first agreement entered into on February 13, 2023, in the principal amount of R$3.3 million with interest of 10 % per year and 100% of CDI, and with a maturity of 12 months. The second agreement entered into on July 3, 2023, in the principal amount of R$1.0 million interest equivalent to 23.25% per year, and term date of October 25, 2023.

On October 30, 2024, all amounts payable under these loans, amounting to R$10.7 million, were converted into 1,629,180 Nuvini Holding Limited shares. As of December 31, 2024, Schurmann holds 44.1% of the issued shares.

(ii)	This loan was received on September 3, 2021, from Aury Ronan Francisco, former CFO, in the amount of R$3.7 million. On September 29, 2021, the Group paid R$3.0 million of the principal amount, with the remaining R$0.7 million outstanding and payable within 6 months. Interest on the outstanding loan is calculated using a fixed rate of 3% per annum. Per the terms of the agreement, once the balance is paid, the Company will also include a penalty of 2% of the total value of the loan. This loan was settled and paid by the Company as of December 31, 2024.

(iii)	On August 14, 2024, Nuvini S.A. entered into a loan agreement with Jose Mario, the Company’s Chief Operating Officer, in the principal amount of R$1.0 million with an interest equivalent to the SELIC rate plus rate of 10% per annum, and a 5% penalty on the value of the agreement if the loan payments become overdue. The loan agreement also provides for the right of conversion into shares for the value of the loan on the conversion date plus a 20% premium, at the discretion of lender. This loan remains unpaid as of December 31, 2024.

On May 20, 2022, and December 15, 2022, respectively, Nuvini S.A. entered into two loan agreements with Accipiens Consultoria e Participações EIRELI, an entity owned and operated by Luiz Busnello, COO, in the amount of R$1,500 and R$1,100, respectively, with no interest rate attached. The right to repayment of the R$2,600 loan balance was assigned to Schurmann on November 30, 2022, who paid Luiz Busnello in cash in exchange for the right to be repaid under the loan, pursuant to the terms of the “Instrumento Particular de Cessão de Crédito”. In December 2022, these loans were converted into subscription rights with the same terms as those described in note 17. As these loans were converted, any potential interest impact was considered immaterial.

Key management compensation

The compensation of the Group’s executive management team is determined based on the Group’s compensation policy considering the performance of professionals, business areas and market trends.

Key management compensation for the years ended December 31, 2024, 2023 and 2022 is summarized as follows:

	2024	2023	2022
Short-term compensation (including salary)	93	434	573
Short-term employee benefits	48	72	76
Termination benefits	-	62	-
Share-based compensation	17,134	16,685	9,007
Total	17,275	17,253	9,656

The balance of short-term employee benefits consists of health, life, and dental insurance along with a meal voucher which is considered a monthly employee benefit under Brazil Compensation Law.

Termination benefits were paid to one employee in a key management position during 2023 after they were terminated from Nuvini. The termination benefits consist of salaries, overdue holidays and tax labor.

On February 28, 2022, Busnello and Walter Leandro, VP of M&A, entered into advisor agreements with Nuvini S.A. Their services include, but are not limited to, managing M&A strategy and pipeline work, providing support to identify strong acquisition opportunities, conducting due diligence on potential acquisition targets, developing detailed financial models and business cases. Both Busnello and Leandro are each entitled to receive an advisor fee of R$1.5 million consisting of 285,171 units of stock options, refer to note 19 for more information regarding share-based compensation awards. These agreements were amended in order to increase the number of stock options units to 646,552 based on an updated valuation.

On February 28, 2022, and March 25, 2022, Busnello entered into additional advisor agreements to act as COO and interim CFO. Services include, but are not limited to, managing the ongoing operations of the Company, managing the finance and accounting teams and managing the process for financial planning and budgeting. As compensation for these services, Busnello received a total of 7,453,449 units of stock options.

In agreement with the Nuvini S.A. share subscription option granting plan, in the event of a Liquidity Event, as defined in the Plan, 50% of the Options not yet exercisable on the date of occurrence of the Liquidity Event will become exercisable. The Company recognized a Liquidity Event in connection with the business combination with Mercato event on September 29, 2023, and therefore accelerated the vesting schedule. Refer to note 19 for more information regarding share-based compensation awards.

Share-based compensation awards are granted to employees which will be vested based on the terms of the individual agreements. Other than the above, there were no reportable transactions between the Group and members of the key management personnel during the years ended December 31, 2024, 2023 and 2022. For more information regarding share-based compensation awards see note 19.

Note 10. Property and equipment, net and right-of-use assets, net

The balances of the fixed and right-of-use assets are presented as follows:

	December 31, 2024
	Machinery and Equipment	Furniture	Computers and Peripherals	Facilities	Work in Progress	Leasehold Improvements	Right-of-Use Asset	Total
Cost:
At January 1	108	809	3,826	229	47	320	3,190	8,529
Additions	-	100	1,572	157	-	-	1,247	3,076
Disposals	-	(11)	(147)	-	-	-	-	(158)
At December 31	108	898	5,251	386	47	320	4,437	11,447
Accumulated depreciation:
At January 1	(19)	(241)	(895)	(57)	-	(137)	(1,755)	(3,104)
Depreciation expense	(11)	(87)	(1,027)	(34)	-	(125)	(891)	(2,175)
Disposals	-	7	95	-	-	-	-	102
At December 31	(30)	(321)	(1,827)	(91)	-	(262)	(2,646)	(5,177)
Net amount	78	577	3,424	295	47	58	1,791	6,270
Depreciation period (in years)	3	10	5	10

	December 31, 2023
	Machinery and Equipment	Furniture	Computers and Peripherals	Facilities	Vehicles	Work in Progress	Leasehold Improvements	Right-of-Use Asset	Total
Cost:
At January 1	108	556	2,871	272	(50)	47	204	3,143	7,151
Additions	-	384	2,918	24	-	-	179	768	4,273
Acquisitions	-	12	225	-	-	-	-	108	345
Disposals	-	(143)	(2,188)	(67)	50	-	(63)	(829)	(3,240)
At December 31	108	809	3,826	229	-	47	320	3,190	8,529
Accumulated depreciation:
At January 1	(8)	(151)	(803)	(54)	50	-	(110)	(1,702)	(2,778)
Depreciation expense	(11)	(88)	(832)	(21)	-	-	(98)	(862)	(1,912)
Acquisitions	-	(2)	(63)	-	-	-	-		(65)
Disposals	-	-	803	18	(50)	-	71	809	1,651
At December 31	(19)	(241)	(895)	(57)	-	-	(137)	(1,755)	(3,104)
Net amount	89	568	2,931	172	-	47	183	1,435	5,425

	December 31, 2022
	Machinery and Equipment	Furniture	Computers and Peripherals	Facilities	Vehicles	Work in Progress	Leasehold Improvements	Right-of-Use Asset	Total
Cost:
At January 1	50	548	1,849	272	(50)	62	127	3,030	5,888
Additions	58	12	1,131	-	-	52	77	113	1,443
Disposals	-	(4)	(109)	-	-	(67)	-	-	(180)
At December 31	108	556	2,871	272	(50)	47	204	3,143	7,151
Accumulated depreciation:
At January 1	-	(58)	(342)	(31)	44	-	(73)	(573)	(1,033)
Depreciation expense	(8)	(94)	(519)	(23)	-	-	(37)	(1,129)	(1,810)
Disposals	-	1	58	-	6	-	-	-	65
At December 31	(8)	(151)	(803)	(54)	50	-	(110)	(1,702)	(2,778)
Net amount	100	405	2,068	218	-	47	94	1,441	4,373

The Company tested its CGUs (cash-generating units) for impairment for the years ended December 31, 2024, 2023, and 2022. For further details, refer to note 11.

Right-of-use asset and lease liabilities

The Group leases commercial office space under rental agreements with terms that range between two and five years. Rental payments are generally fixed over the non-cancellable term of the lease and indexed to local inflation. The discount rate applied to lease agreements ranges from 10.5%—20% per annum for assets held, which represents the estimated incremental borrowing rate for the Company at the date of lease inception.

The Company applied judgment to determine the lease term of some contracts, considering the provisions of Brazilian Law No. 8,245 (tenant law), which grants the lessee the right to contract renewals when certain conditions are met, as well as past practices regarding the success of the Company in the renewal of their contracts. The assessment of whether the Company is reasonably certain to exercise these options has an impact on the lease term, which significantly affects the value of lease liabilities and right-of-use assets recognized.

The following tables show the changes in the right-of-use asset and lease liabilities:

Right-of-use asset:
Balance as of January 1, 2022	2,457
Additions	113
Amortization	(1,129)
Balance as of December 31, 2022	1,441
Additions	876
Amortization	(862)
Disposals	(20)
Balance as of December 31, 2023	1,435
Additions	1,247
Amortization	(891)
Disposals	-
Balance as of December 31, 2024	1,791
Lease liabilities:
Balance as of January 1, 2022	2,537
Interest accrued	175
Consideration paid	(1,238)
Remeasurement	113
Balance as of December 31, 2022	1,587
Interest accrued	316
Additions	1,341
Consideration paid	(1,053)
Cancellations	(710)
Remeasurement	38
Balance as of December 31, 2023	1,519
Interest accrued	227
Additions	1,242
Consideration paid	(1,101)
Remeasurement	4
Balance as of December 31, 2024	1,891

The following provides information regarding the timing of future contractual lease payments at December 31, 2024, and 2023:

	2024	2023
Amounts payable under leases:
Up to 1 year	959	912
From 2 to 3 years	1,234	894
Less: Interest to be appropriated	(302)	(287)
Present value of lease liabilities	1,891	1,519

Note 11. Intangible assets, net

The changes in the carrying amount of goodwill and intangible assets for the years ended December 31, 2024, 2023, and 2022 were as follows:

	December 31, 2024
	Technology software	Brands	Customer relationships	Non-competition agreements	Goodwill	Total
Cost:
Balance as of January 1, 2024	60,394	80,256	35,574	5,957	204,099	386,280
Additions by internal development	14,231	-	-	-	-	14,231
Impairment of goodwill	-	-	-	-	(18,341)	(18,341)
Balance as of December 31, 2024	74,625	80,256	35,574	5,957	185,758	382,170
Accumulated Amortization:
Balance as of January 1, 2024	(22,643)	(9,141)	(9,844)	(3,492)	-	(45,120)
Amortization for the period	(9,376)	(3,294)	(3,796)	(1,209)	-	(17,675)
Balance as of December 31, 2024	(32,019)	(12,435)	(13,640)	(4,701)	-	(62,795)
Intangible assets, net as of December 31, 2024	42,606	67,821	21,934	1,256	185,758	319,375
Amortization period (in years)	5-10	22-25	3-17	5-6	Indefinite

	December 31, 2023
	Technology software	Brands	Customer relationships	Non-competition agreements	Goodwill	Total
Cost:
Balance as of January 1, 2023	49,165	78,321	33,889	5,957	199,512	366,844
Additions by acquisition	2,581	1,935	1,685	-	15,960	22,161
Additions by internal development	8,648	-	-	-	-	8,648
Impairment of goodwill	-	-	-	-	(11,373)	(11,373)
Balance as of December 31, 2023	60,394	80,256	35,574	5,957	204,099	386,280
Accumulated Amortization:
Balance as of January 1, 2023	(14,203)	(5,847)	(6,048)	(2,283)		(28,381)
Amortization for the period	(8,440)	(3,294)	(3,796)	(1,209)	-	(16,739)
Balance as of December 31, 2023	(22,643)	(9,141)	(9,844)	(3,492)	-	(45,120)
Intangible assets, net as of December 31, 2023	37,751	71,115	25,730	2,465	204,099	341,160

	December 31, 2022
	Technology software	Brands	Customer relationships	Non-competition agreements	Goodwill	Total
Cost:
Balance as of January 1, 2022	46,173	78,321	33,889	5,957	286,409	450,749
Additions by internal development	2,992	-	-	-	-	2,992
Impairment	-	-	-	-	(86,897)	(86,897)
Balance as of December 31, 2022	49,165	78,321	33,889	5,957	199,512	366,844
Accumulated Amortization:
Balance as of January 1, 2022	(6,435)	(2,652)	(2,796)	(1,074)	-	(12,957)
Amortization for the period	(7,768)	(3,195)	(3,252)	(1,209)	-	(15,424)
Balance as of December 31, 2022	(14,203)	(5,847)	(6,048)	(2,283)	-	(28,381)
Intangible assets, net as of December 31, 2022	34,962	72,474	27,841	3,674	199,512	338,463

Amortization of intangible assets with definite useful lives is based on estimates of their useful lives. Intangible assets were recognized as a result of the business combinations detailed in note 5. The recognized values and useful lives of the identifiable intangible assets generated as a result of the business combinations were based on the purchase price accounting valuations completed by independent external specialists. Each subsidiary was evaluated separately upon their acquisition date. In the years ended December 31, 2024, 2023, and 2022, there were no changes in the expected useful lives of these assets.

Impairment testing of intangible assets with definite useful lives

Intangible assets with definite useful lives were allocated to CGUs, which were subject to annual impairment testing, and no provision for impairment was required.

Impairment testing of goodwill

Goodwill acquired as a result of a business combination is allocated to each of the CGUs for impairment testing purposes. Each subsidiary acquired represents a separate CGU. The recoverable amount of each CGU is determined based on the value-in-use approach. The recoverable amount under the value-in-use approach was greater than the fair value less selling expenses approach at the time of the impairment test. The assumptions with the most relevant impact used in the calculation of the value in use are:

●	Cash flow projections, with information related to sales growth, costs, expenses, fixed investments and working capital investments are based on annual projections prepared by each CGU and approved by Management.

●	Discount rate: The discount rate represents the risk assessment in the current market. The calculation of the discount rate is based on specific circumstances of the CGU tested and is derived from the weighted average capital costs of the CGU tested.

●	Growth in perpetuity: The estimate is based mainly on the: (i) historical performance of the CGU, (ii) expectation of organic growth by sector of operation; and (iii) expectation of inflation and economic growth based on projections released by the Central Bank of Brazil, which is the principal monetary authority of the country.

Projection periods of five years were considered for the Group´s CGU, with a 3% growth in perpetuity, which corresponds to the projected long-term inflation rate.

Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (“WACC”), which was calculated using the Capital Asset Pricing Model (“CAPM”) method, also considering several components of financing, debt and equity used by the Group to finance its activities. The discount rates utilized for each CGU ranged from 12.54% to 20.91%.

As a result of these evaluations, the Company verified that the estimated value in use of the subsidiary was less than its carrying value indicating that the assets have suffered an impairment. The Company recorded an impairment totaling R$86.9 million related to the goodwill recorded on Datahub R$1.8 million and Leadlovers R$85.1 million as of December 31, 2022.

The impairment related to CGU Leadlovers was material as of December 31, 2022. The Company conducted the impairment test on December 31, 2022, and considered, among other factors, the country’s economic momentum and the historical results of the CGU. The methodology used to determine the recoverable value was the greater of value in use or fair value less costs to sell. The cash flow projected for each CGU is considered a discount rate using the weighted average cost of capital (WACC), after income taxes applied to cash flow projections of 14.3% as of December 31, 2022 (the nominal rate). The carrying value for Leadlovers was valued at R$120.9 million and the recoverable amount at R$35.8 million as of December 31, 2022, indicating an impairment. As a result of this analysis, the Company recorded the impairment loss for goodwill constituted as a result of the analysis in an amount of R$81.2 million in the Group The impairment loss has been included within the impairment of the goodwill financial statement line in the consolidated statement of loss. The main impact to the 2022 financial results of Leadlovers that resulted in an impairment loss was the net present value of projected periods and the present value in perpetuity as the 2022. The Leadlover’s free cash flow as of December 31, 2022, valued at R$3.6 million. The cash flow of the reporting period indicated an increase in the net loss of the Company and a negative operating cash flow result as of 2022. Leadlovers experienced decreased sales demands during 2022 without a cut in fixed costs which impacted the net profit and therefore impacted the value in use of the Company.

As of December 31, 2023, the Company recorded impairment totaling R$11.4 million related to the goodwill recorded on Datahub. The carrying value for Datahub was valued at R$42.7 million and the recoverable amount at R$31.3 million as of December 31, 2023, indicating an impairment.

The Company evaluated each CGU for impairment as of December 31, 2024, and identified two CGUs with indicators of impairment due to their carrying values being greater than their recovery values; Datahub and Onclick. The carrying values of Datahub and OnClick as of December 31, 2024, were R$34.7 million and R$43.1 million, respectively, compared to their recoverable values as of December 31, 2024, of R$17.8 million and R$41.7 million, respectively. The Company recorded impairment totaling R$18.3 million, writing down the carrying value of Datahub by R$16.9 million and OnClick by R$1.4 million.

Management believes any reasonably possible change in the key assumptions on which recoverable amounts are based would not cause its CGUs’ carrying amounts to exceed its recoverable amounts. Though Management believes its judgments, assumptions and estimates are appropriate, actual results may differ from such estimates under different assumptions, macroeconomic and market conditions.

Note 12. Salaries and labor charges

The composition of salaries and labor charges as of December 31, 2024 and 2023, were as follows:

	2024	2023
Wages payable	6,224	5,672
Accrued labor benefits	7,084	7,186
Labor taxes	4,902	3,816
Total salaries and labor charges	18,210	16,674

Note 13. Loans and financing

The outstanding balance of loans and financing at December 31, 2024 and 2023 are summarized as follows:

			Years ended December 31,
	Interest Rate	Maturity	2024	2023
Loans:
Santander Bank	0.06% per day	2024	-	4,254
Bradesco Bank	12.15% per annum	2024	178	343
BNDES	12.27% per annum	2024	-	692
Santander Bank	23.14% per annum	2025	2,206	-
Bradesco Bank	20.98% per annum	2027	503	-
Total			2,887	5,289
Current			2,512	4,960
Non-current			375	329

Per the terms of the bank loan agreements, the institution may consider the loan to be due early in the case of certain events such as corporate reorganization or change of control. As of the date of these financial statements, there have been no calls for early maturity of the loans.

The amounts recorded in non-current liabilities for the years ended December 31, 2024, and 2023 have the following maturity schedule:

Years ended December 31,
2024
2025	-
2026	186
2027	189
Non-current liabilities	375

The following is a summary of loan activity for the years ended December 31, 2024, 2023, and 2022:

Balance as of January 1, 2022	8,300
Additions	4,000
Interest accrual	349
Principal payments	(10,101)
Interest payments	(741)
Balance as of December 31, 2022	1,807
Additions	5,462
Interest accrual	940
Principal payments	(2,034)
Interest payments	(886)
Balance as of December 31, 2023	5,289
Additions	3,931
Interest accrual	386
Principal payments	(6,624)
Interest payments	(95)
Balance as of December 31, 2024	2,887

Accounts payable to suppliers

The breakdown of Trade and other payables is as follows:

	12/31/2024	12/31/2023
Suppliers- National and foreign	61,284	7,676
Suppliers - IPO transaction expenses(i)	-	39,457
Trade accounts payable	61,284	47,133

(i)	Consists of concentrated expenses incurred in 2023 related to third-party advisory and support services incurred in connection with the reorganization transaction that are not expected to be ongoing. These services were provided by suppliers to the Company. The liability includes the prepaid D&O insurance totaling R$4.1 million, recognized during the year ended December 31, 2023.

Note 14. Loans from investors

In 2022, the Company entered into four loan agreements with third party investors (“Investor Loans”) in the amount of R$4.8 million, maturing in 16 months from the date of issuance, with interest accruing at a rate of CDI plus 10% per annum. In 2023, the Company entered into eight additional loan agreements with seven separate third party investors in the amount totaling R$7.4 million, which are subject to Selic interest plus 10% per year and a 2% penalty on the value of the agreement if the loan payments become overdue. In 2024, the Company entered into three loan agreements totaling R$4.8 million, which are subject to Selic interest plus 8%-10% per year, and a 2% penalty on the value of the agreement if the loan payments become overdue. No payments have been issued on the loans from investors as of December 31, 2024. The following is a summary of investor loan activity for the years ended December 31, 2024, 2023, and 2022:

As of January 1, 2022	-
Transfer from loans and financing	320
Additions	4,750
Interest accrual	179
As of December 31, 2022	5,249
Additions	7,407
Amortization	(320)
Interest accrual	1,564
As of December 31, 2023	13,901
Additions	4,750
Interest accrual	3,382
As of December 31, 2024	22,033

Loan premium

In connection with the Investor Loan agreements and Schurmann’s R$3.2 million loan entered into in 2022, the lenders are also entitled to a premium in the equivalent of 15% of the principal loan amount, which will be settled in Nvni Group Limited ordinary shares. The Loan Premium is calculated as the fair value of 15% of the principal loan amount based on the probability of the SPAC occurring at certain dates. As of December 31, 2022, the balance of the Loan Premium was R$0.2 million and was recorded within loans from investors in current liabilities. As of December 31, 2023, the loan premium was converted to share capital upon commencement of the Merger. As of December 31, 2024, the Company no longer has a liability related to the loan premium.

Note 15. Debentures

On May 14, 2021, the Group issued 61,000 non-convertible debentures, in a single series, with a nominal unit value of R$1 to a group of initial investors (the “Initial Investors”, with the issuance being referred to herein as the “First Issue”). Interest accrues at the rate of CDI + 10.6% per year and is payable quarterly in February, May, August and November of each year. Amortization of principal is quarterly, beginning in May 2023 with final maturity in May 2026.

The debentures were initially recognized at fair value, net of R$2.3 million of transaction costs, and are recorded at amortized cost.

The following is a summary of activity related to the debentures for the years ended December 31, 2024, 2023, and 2022:

As of January 1, 2022	60,484
Interest incurred	12,074
Interest payments	(11,685)
As of December 31, 2022	60,873
Interest incurred	11,639
Principal payments	(7,417)
Interest payments	(13,898)
As of December 31, 2023	51,197
Interest incurred	8,816
Principal payments	(11,312)
Interest payments	(7,961)
As of December 31, 2024	40,740

Collateral and guarantees

As of December 31, 2023, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers and Onclick were pledged as collateral for the debentures. Further, in connection with the covenant waivers received in March 2022, all the shares of the subsidiary Datahub were also pledged as additional collateral.

In guarantee of faithful, punctual and full compliance of all obligations, principal or ancillary, the following guarantees were formalized: (i) fiduciary assignment of all rights and credits arising from the linked disbursement and centralized escrow accounts, which are used to deposit and disburse the funds received from the debentures, both owned by the Company; and (ii) fiduciary assignment by the Company of all shares and shares of the subsidiaries acquired, as well as any other common or preferred shares, with or without voting rights, representing the share capital of the subsidiaries acquired, which may be subscribed, acquired or in any way held by the Company. The guarantees above mentioned are only applicable to the subsidiaries Leadlovers, Ipe, Datahub, and Onclick.

As of December 31, 2024, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers, Onclick and Datahub, have been pledged as collateral.

Covenants

The debentures have covenants normally applicable to these types of operations related to the meeting of economic-financial indices on an annual basis, including (i) gross debt indicator / pro forma EBITDA ratio less than or equal to 3.0x; (ii) pro forma EBITDA margin in relation to net revenue greater than or equal to 20%; and (iii) debt service coverage index greater than or equal to 4.0x, as defined in the related agreement. A failure to meet any of the covenants automatically results in early maturity of the debentures.

On March 30, 2022, the debenture holders granted the Company’s request for a waiver of the covenant violations. As part of the waiver, the covenants for 2022 were amended as follows: (i) gross debt indicator / pro forma EBITDA to 7.2x; (ii) pro forma EBITDA margin in relation to net revenue to 7.1%; and (iii) the debt service coverage index of 4.0x was maintained. The Company did not meet all of the amended 2022 covenants and, on February 9, 2023, debenture holders approved the Company’s separate request for an additional waiver for the 2022 covenant violations. On May 8, 2023, the debenture holders granted the Company’s request to extend the scheduled amortization date of the debentures to August 14, 2023. Principal payments totaling R$7.4 million were made on the debentures in 2023. The payment balances were issued on October 2, 2023, October 13, 2023, and December 28, 2023, in the amount of R$2.5 million, R$2.5 million and R$2.4 million respectively.

As of December 31, 2023, the Company did not meet the debt service coverage index covenant, as the calculated index was 0.6x which is less than the 4.0x targeted threshold. The Company requested a waiver for the covenant violation on December 13, 2024, which would alleviate any Company concerns regarding a potential early debt maturity due to the covenant breach. The debenture holders granted the Company’s request on December 19, 2024, leaving the amortization date of the debentures unchanged.

As of December 31, 2024, the Company did not meet the debt service coverage index covenant, as the calculated index was 0.7x which is less than the 4.0x targeted threshold. The Company requested a waiver for the covenant violation on April 24,2025, which would alleviate any Company concerns regarding a potential early debt maturity due to the covenant breach. The debenture holders granted the Company’s request on April 29, 2025.

Exposure premium

In connection with the First Issue, the Company and the Initial Investors entered into a separate agreement that provides for the payment of additional amounts to the Initial Investors in the event of certain liquidity events, as defined, or the early redemption of the debentures by the Company in whole or in part prior to maturity, (the “Exposure Premium”).

Liquidity events are defined within the debenture agreement as the sale, exchange or alteration of the capital structure of the Group such as reorganization or the public sale of shares equivalent to at least 10% of the total capital stock of the Group. The Exposure Premium due to Initial Investors under a qualifying liquidity event is calculated as 5% of the total equity value of all the shares of the Group on the date of the event, applied pro-rata based on the total debentures initially acquired by the Initial Investors in proportion to every 250,000 debentures authorized for issuance in the First Issue. As only 58,000 of 250,000 debentures were issued to the Initial Investors, the total exposure is 1.16% of total equity value of all the shares of the Group on the date of liquidity event, limited to the applicable percentage cap of the value of the debentures outstanding, as described in the table below.

The Group may redeem the debentures prior to their maturity in part or in full or make an offer for the early redemption of debentures to the Initial Investors. The Exposure Premium applicable to an early redemption occurring is calculated pro-rata based on the total debentures initially acquired by the Initial Investors and will be calculated based on the total amount of the debentures outstanding on the date of early redemption.

The Exposure Premium is calculated based on its fair value. The Exposure Premium fair value considers a cap for the liquidity event or early redemption according to the following criteria:

Liquidity Event Date or Early Redemption Date	Cap Applied to Total Debentures Outstanding (%)
From May 14, 2021 (inclusive) to May 14, 2022 (exclusive)	35.00%
From May 14, 2022 (inclusive) to May 14, 2023 (exclusive)	40.00%
From May 14, 2023 (inclusive) to May 14, 2024 (exclusive)	45.00%
From May 14, 2024 (inclusive) to May 14, 2031	50.00%

The Exposure Premium payment is not linked to the payment of debentures and is considered additional and independent compensation, due exclusively to the Initial Investor which acquired the first issuance of debentures and is therefore not due to any other investors. The Exposure Premium will only be paid once per Initial Investor at the time of the liquidity event or in case of early redemption.

As of December 31, 2024 and 2023, the fair value of the Exposure Premium was R$2.9 million and R$1.8 million, respectively, and the fair value adjustment is recorded in the provision for debentures as a current liability with the change in fair value of the derivative recorded in profit or loss.

Note 16. Provision for risks

Provisions for risks are recognized when: (i) the Group has a present or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the value can be reliably estimated. The provisions for risks are estimated, considering management’s judgements, based in part on the advice and counsel of the Company’s legal advisors, as to the probability of loss and expected future amounts to settle the obligations.

The provision liability for the years ended December 31, 2024 and 2023, were recorded for labor and tax contingencies in connection with recognition of Company acquisitions. After the acquisitions, due to the increase in employee headcount, the Group established a provision for the related employee labor risk of the acquired workforce related to an infraction notice for the period 2017 to 2022, whose tax authority understands that the Brazilian Municipal Service Tax (“ISS”) due would be 5%, while the Group collected and remitted at 2%.

The provision activity for the years ended December 31, 2024, 2023, and 2022, is as follows:

At January 1, 2022	32,586
Reversal of provision	(5,307)
Provision recorded during the period	3,753
At December 31, 2022	31,032
Reversal of provision	(3,292)
Provision recorded during the period	1,777
Additions by acquisition	1,184
Additions by merger	119
At December 31, 2023	30,820
Reversal of provision	(6,872)
Provision recorded during the period	2,684
At December 31, 2024	26,632

Contingent liabilities

The Group is party to a number of claims, assessments and legal proceedings in the normal course of business. As of December 31, 2024 and 2023, the total of such contingent obligations, for which the likelihood of loss was determined as possible by management and for which no provision has been recorded, is as follows:

	2024	2023
Civil	796	727
Labour	492	-
Tax	6,025	4,934
Total	7,313	5,661

Note 17. Equity and divestitures

Share capital

The following table illustrates the shareholders’ equity of the Company after being retrospectively adjusted by the share split in line with capital restructuring of the Group in conjunction with the SPAC merger:

Shares
As of January 1, 2022	17,610,450
Shares issued(i)	208,219
As of December 31, 2022	17,818,669

As of January 1, 2023	17,818,669
Shares issued(ii)	2,313,622
Subtotal	20,132,291
Acquisition of Nvni Group Limited(*)	11,485,080
As of December 31, 2023	31,617,370

As of January 1, 2024	31,617,370
Shares issued	6,820,072
As of December 31, 2024(**)	38,437,442

(i)	Shares were issued in December 2022 in connection with the exercise of subscription rights as detailed below. On December 22, 2022, the Company entered into a contribution agreement with Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands that is the parent company of Nuvini S.A, that effective upon the agreement, the Company transferred 100% of Nuvini shareholders’ equity from Nuvini shares to Nuvini Holdings Limited shares.

(ii)	The shares issued pertain to the premium on loans, subscription right payments, earn out payments and stock option exercised by the board made in 2023, prior to the conversion into Nvni Group Limited shares.

*	In connection with the SPAC merger, each of the Nuvini shareholders contributed their ordinary shares into the Company in exchange for Nvni Group Limited ordinary shares. The shares were converted into a number of Nvni Group Limited ordinary shares in accordance with the Exchange Ratio of 0.145485724.

**	The Company has a total of 3,884,371 reserved shares that have been authorized but not issued as of December 31, 2024. Thus, the total outstanding shares authorized and issued is 34,553,071 as of December 31, 2024.

The distribution of shareholders’ capital as of December 31, 2023, is as follows:

Shareholders	% Participation	Common Shares	Subscribed and Paid- In Share Capital (R$)
Former Nuvini Stockholders (Nuvini Holdings Limited)	75.96%	24,016,662
Public Stockholders	0.30%	95,708
Mercato Founders	18.19%	5,750,000
Maxim	1.50%	475,000
PIPE Investors	4.05%	1,280,000
Total	100%	31,617,370	260,685

The distribution of shareholders’ capital as of December 31, 2024, is as follows:

Shareholders	% Participation	Common Shares	Subscribed and Paid- In Share Capital (R$)
Former Nuvini Stockholders (Nuvini Holdings Limited)	63.51%	21,943,823
Public Stockholders	17.28%	5,972,774
Mercato Founders	19.21%	6,636,474
Total	100.0%	34,553,071	283,408

Derivatives

Derivative warrant liability

As part of the SPAC Merger, each issued and outstanding warrant to purchase Mercato class A ordinary shares was converted into the right to purchase one Nuvini ordinary share at an exercise price of $11.50 per share (“Nuvini Warrants”), subject to the same terms and conditions existing prior to such conversion. These warrants are considered financial instruments (derivatives) and are recorded at fair value through profit or loss.

Upon the completion of the SPAC Merger, there are 23,050,000 Nuvini Warrants outstanding, of which 11,500,00 are public warrants (“Public Warrants”) listed on NASDAQ and 11,550,000 are private placement warrants held by certain former Mercato shareholders (“Private Placement Warrants”).

Public Warrants

The Public Warrants became exercisable on October 29, 2023, and will expire on the earlier of September 29, 2028, or upon redemption or liquidation, in accordance with their terms. The fair value of the Public Warrants was determined using the market trading price as of December 31, 2024, which was R$0.07 per share.

On December 27, 2024, the Company entered into a Settlement Agreement and Release (“Settlement Agreement”) and a Warrant Exchange Agreement (the “Warrant Exchange Agreement”) with Alta Partners, LLC (“Alta”) in relation to an alleged dispute regarding certain warrants held by Alta. Pursuant to the Settlement Agreement, Alta agreed to exercise 250,000 warrants on a cash basis. Pursuant to the Warrant Exchange Agreement, Alta will exchange the remaining 1,838,674 warrants of the Company, which will be retired, for 894,337 ordinary shares of the Company.

Private Placement Warrants

The Private Placement Warrants are identical to the Public Warrants in all material respects, except that the Private Placement Warrants, so long as they are held by certain former Mercato shareholders or its permitted transferees:

(i)	will not be redeemable by the Company,

(ii)	may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until October 29, 2023,

(iii)	may be exercised by the holders on a cashless basis, and

(iv)	will be entitled to registration rights.

The fair value of Private Placement Warrants was determined using the market trading price at December 31, 2024, which was R$0.07 per share. The fair value calculation methodology was determined to be the same as the Public Warrants as both financial instruments have the same material rights and characteristics (i.e., both give the right to purchase one Nuvini ordinary share for the same price with the same exercisable period).

The Group has recognized the following warrant obligations:

	Public Warrants	Private Placement Warrants	Total
Initial Recognition at September 29, 2023	9,887	9,930	19,817
Change in fair value	(7,660)	(7,693)	(15,353)
Balance at December 31, 2023	2,227	2,237	4,464
Change in fair value	1,214	1,985	3,199
Balance at December 31, 2024	3,441	4,222	7,663

Non-controlling Interest

The Company’s non-controlling interests include Mercos for the periods as of December 31, 2022 and beyond, and Smart NX, for the periods as of December 31, 2023 and beyond, Companies whose operations are based in Brazil.

Prior to November 16, 2022, the Company reflected a 100% ownership interest in Mercos. However, as outlined in Note 5 to the consolidated financial statements, the Company’s equity interest in Mercos was reduced from 100% to 57.91% (42.09% being non-controlling interest), re-selling 42.09% of the Company’s capital to previous owners for R$1.00, thereby extinguishing the debt associated with the deferred and contingent consideration. Per the renegotiated terms, the financial liability (or a part of a financial liability) should be removed from its statement of financial position when it is extinguished. The Mercos deferred and contingent consideration extinguished as part of the renegotiated terms when the Company’s capital in Mercos was re-sold.

The renegotiated terms also granted a call option for the Company to buy the 42.09% for a multiple of 7.6 times the accumulated revenue in the prior 12 months. As of December 31, 2024, the Company assessed that the fair value of this call option was zero.

The following tables summarize the information relating to the Company’s non-controlling interests in Mercos before and after intercompany eliminations:

Summarized statement of financial position	2024	2023	2022
Non-controlling interest	42.09%	42.09%	42.09%

Current assets	7,884	4,351	3,463
Non-current assets	5,852	4,668	3,796
Current liabilities	(3,537)	(3,421)	(2,849)
Non-current liabilities	(1,892)	(5,598)	-

Summarized statement of profit and loss
Revenue	22,312	18,498	14,774
Expenses	(16,942)	(14,139)	(12,045)
Profit (loss) for the year	5,370	4,359	2,729
Profit (loss) attributable to owners of the Company	3,110	2,525	2,527
Profit (loss) attributable to the non-controlling interests	2,260	1,835	202

Summarized statement of financial position
At January 1, 2022	-
Non-controlling interest arising on disposal of interest on Mercos	4,207
Share of profit for the year	202
Payment of dividends	(556)
At December 31, 2022	3,853
Share of profit for the year	4,359
Payment of dividends	(5,173)
At December 31, 2023	3,039
Share of profit for the year	5,370
Payment of dividends	(1,228)
At December 31, 2024	7,181

On January 25, 2023, as amended on February 23, 2023, June 8, 2023, and August 1, 2023, the Group entered into a business combination agreement whereas, Nuvini S.A agreed to acquire shares representing 50.2% of the total capital stock of Smart NX in an equity swap, in which the seller would receive shares of Nuvini. In addition, Nuvini S.A. has a call option to acquire the remaining shares of Smart NX representing 45% of the total capital stock of Smart NX to be paid in three installments on January 25, 2024, January 25, 2025, and January 25, 2026, for a variable consideration based on multiples of future Smart NX EBITDA in the Company’s national currency. As of December 31, 2024, the Company assessed that the fair value of this call option was zero.

The following tables summarize the information relating to the Company’s non-controlling interests in Smart NX before and after intercompany eliminations:

Summarized statement of financial position	2024	2023
Non-controlling interest	45.00%	45.00%

Current assets	2,634	2,396
Non-current assets	3,593	5,131
Current liabilities	(1,600)	(1,680)
Non-current liabilities	(682)	(5,847)

Summarized statement of profit and loss
Revenue	13,552	12,209
Expenses	(10,958)	(9,719)
Profit (loss) for the year	2,594	2,490
Profit (loss) attributable to owners of the Company	1,427	1,370
Profit (loss) attributable to the non-controlling interests	1,167	1,121

Summarized statement of financial position
At January 1, 2023	-
Initial recognition	706
Share of profit for the year	2,490
Payment of dividends	(1,906)
At December 31, 2023	1,290
Share of profit for the year	2,594
Payment of dividends	(2,192)
At December 31, 2024	1,692

Subscription rights

In March, May, and December 2022, the Company issued subscription rights to investors for total consideration of R$2.5 million, R$1.0 million, and R$0.3 million, respectively. The subscription rights may be exercised within 30 days from the approval of the Group’s first capital increase in an amount of at least R$100.0 million that results in the issuance of shares by the Group (the “Contribution Event”) or within 30 days of the second anniversary from the subscription rights’ issuance date if no Contribution Event has occurred. The number of shares to be issued to these investors will be determined based on the fair value of Nuvini Holding’s Limited shares on the date of the Contribution Event or based on the fair value per share of the last capital increase in the event that no Contribution Event occurs, utilizing the following formula: consideration paid divided by the fair value of the Company’s share x 0.9 (in case there is a Contribution Event) or consideration paid divided by the fair value of the Company’s share of the last capital increase x 0.8 (in case no Contribution Event occurs). As the number of shares to be issued is variable, these subscription rights are recorded as liabilities based on FVTPL.

In December 2022, all amounts payable to Pierre Schurmann under related party loans were converted into subscription rights with the same terms as described above. Please refer to Note 9 for details on these related party loans.

In December 2022, the subscription right terms were amended so that the subscriptions rights could be exercised in the event of the Group signing a Business Combination Agreement (“BCA”) between the Company and a company with a SPAC or within 30 days after the second anniversary from the subscription rights issuance date if no Contribution Event or SPAC has occurred. As of December 31, 2022, these subscription rights were recorded as an equity instrument in Capital Reserves. As of December 31, 2023, upon consummation of the Business Combination, all subscription rights were converted to equity and issued to stockholders.

Profit reserves

Legal Reserve

For periods prior to February 26, 2023, the financial statements represented the results of operations of Nuvini S.A. which was incorporated in Brazil. As such, Nuvini S.A. was subject to the following disclosures. For periods subsequent to February 6, 2023, the is a Cayman Island exempted limited liability company and therefore the following disclosures on legal reserves are not applicable.

In accordance with Brazilian corporate law, the Company is required to allocate 5% of net income for any given year for the formation of a legal reserve subject to a maximum limit of 20% of share capital (in addition, if for any given financial year, the total amount of the legal reserve plus any amounts of capital reserves exceed 30% of capital stock, the Company is not required to allocate any income for the formation of the legal reserve). The legal reserve is also subject to approval by the general shareholders’ meeting and may be transferred to capital or used to absorb losses but is not available for the payment of dividends in subsequent years. As the Group was in a net loss position as of December 31, 2023, and 2022 and does not expect to be in a profit position in the near future, a legal reserve has not been recorded as part of the capital reserves balance.

In addition to legal reserves, the Company’s Articles of Incorporation establish that additional reserves may be created upon shareholders’ approval, including investment reserves to secure the implementation, maintenance and development of Company’s activities limited to the total net profit after allocation of legal reserve.

Brazilian Corporate Law provides that all statutory allocations of net profit, including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at a general shareholders’ meeting and may be used for capital increases or for the payment of dividends in subsequent years.

The balance for the profit reserve accounts, except for the contingency reserve and unrealized profits reserve, may not exceed the share capital. If this happens, our shareholders must determine whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

The profits unallocated to the accounts mentioned above must be distributed as dividends.

Capital reserves

The balance of the capital reserves as of December 31, 2024, 2023, and 2022, is composed of debt instruments converted to equity, subscription rights and provision for share-based payments in connection with the Company’s share-based compensation plans as described in note 19.

Dividend distribution policy

For periods prior to February 26, 2023, the financial statements represented the results of operations of Nuvini S.A. which was incorporated in Brazil. As such, Nuvini S.A. was subject to the following disclosures. For periods subsequent to February 6, 2023, the is a Cayman Island exempted limited liability company and therefore the following disclosures on dividend distribution policy are not applicable.

Under the Group’s bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders at the annual shareholders’ meeting, the Company must generally pay shareholders a mandatory minimum dividend of 25% of adjusted net income, as defined in accordance with Brazilian Corporate Law, after the allocation of 5% of net income to the legal reserve.

However, net income may be used to increase share capital, used to set off losses and/or otherwise retained in accordance with the Brazilian Corporate Law and may not be available for the payment of dividends, including in the form of interest on shareholders’ equity.

Brazilian Corporate Law defines the “net income” as net income for the year, reduced by accumulated losses of prior years, provisions for income tax and social contribution on the net profit for such fiscal year, and amounts allocated to employees’ and management’s participation on the results in such fiscal year. Under Brazilian Corporate Law, the net income available for distribution as dividends may also be reduced or increased by the following:

●	amounts allocated to the legal reserve,

●	amounts allocated to the statutory reserve, if any,

●	amounts allocated to the contingency reserve, if required,

●	amounts allocated to the unrealized profit reserve,

●	amounts allocated to the retained profit reserve,

●	amounts allocated to the income tax exemption reserve,

●	reversals of reserves recorded in prior years, and

●	reversals of the amounts allocated to the unrealized profit reserve, if any, when realized and not absorbed by losses

As an alternative form of payment of dividends, Brazilian companies may distribute interest on capital, whose payments may be treated by a company as a deductible expense for income and social contribution taxes purposes. Payments of interest on capital may be made at the discretion of the Board of Directors, subject to shareholder approval. Payments of interest attributed to shareholders’ equity, net of withholding tax, may be distributed as part of the minimum mandatory dividends. Interest on capital is calculated in accordance with the daily pro rata variation of the Brazilian government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

●	50% of net income (after the deduction of the social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; or

●	50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

Under Brazilian Corporate Law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on capital if the shareholders at the general shareholders’ meeting determine, based on the company’s board of directors’ proposal, which is reviewed by the fiscal council when installed, that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company’s financial condition. The management of the company must report to the Brazilian Securities Commission (“CVM”) such suspension within five days of the relevant general shareholders’ meeting. Under Brazilian Corporate Law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

As the Group was in a net loss position as of December 31, 2024, 2023, and 2022, no dividends were declared or were paid.

Note 18. Net loss per share

The table below shows data of net loss and shares used in calculating basic and diluted loss per share attributable to the ordinary equity holders of the Company:

	Years ended December 31,
	2024	2023	2022
Net loss	(78,209)	(247,862)	(114,206)
Weighted average shares outstanding—basic and diluted(i)	30,271,959	23,090,092	17,623,570
Net loss per ordinary share—basic and diluted	(2.58)	(10.73)	(6.48)

(i)	Share data have been revised to give effect due to the recapitalization of Nvni Group Limited as explained in Note 17. Equity and divestitures.

Basic net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group reported a net loss for the years ended December 31, 2024, 2023, and 2022, therefore, potentially dilutive instruments, are excluded in the calculation of weighted average number of ordinary shares, including those related to share options and subscription rights outstanding, as their impact is anti-dilutive. These options and variable shares, per the subscription rights agreements, could potentially dilute basic earnings per share in the future, as well as shares that will be issued in the future related to renegotiations of the deferred and contingent consideration and additional subscription rights issued.

Note 19. Share-based compensation plan

On November 27, 2020, the Company Stock Option Plan (“CSOP’’) was approved at the extraordinary general shareholders’ meeting of Keiretsu and approved on June 30, 2021, at the extraordinary general shareholders’ meeting of Nuvini as part of the merger. The Company issues equity settled share-based payments to executives of the Group and advisors. The Group measures the cost of transactions settled with shares to its employees, based on the fair value of the equity instruments on the date of their grant.

Share option plan

As of December 31, 2024, 2023, and 2022, the Company had 1,949,796, 1,949,796, and 13,401,980 options outstanding, respectively. Generally, upon completion of the first year of employment, one-third of options will vest, and the remainder will vest monthly over the next three years. If the options remain unexercised after a period of five years after the date of grant, the options expire. Upon consumption of the business combination, all unvested shares were subject to a 50% acceleration and 50% of the unvested awards granted under the historical stock option plan to employees automatically vest, with the remainder being forfeited. The total expense recognized as of December 31, 2024, 2023, and 2022, resulting from share-based option awards was R$0.9 million, R$6.3 million, and R$9.9 million, respectively, in general and administrative expenses in the statement of loss.

The fair value of each share option award was estimated at the time of grant for each option using the Black-Scholes option pricing model. The Company did not grant any options during the year ended December 31, 2024. The key assumptions used for options granted during the years ended December 31, 2023 and 2022, were as follows:

	2023	2022
Exercise price	R$2.32	R$2.32
Fair value of common share	R$2.70 - R$3.26	R$2.70 - R$3.26
Volatility	54.9% - 58.4%	54.9% - 58.4%
Risk-free interest rate	10.63% - 12.52%	10.63% - 12.52%
Dividend yield	0%	0%
Expected option life	5 - 7 years	5 - 7 years

Expected volatility was determined using historical and implied stock price volatility from guideline companies, adjusted for size and leverage. As a result, the fair value of the share options ranged between per option for the year ended December 31, 2023, and 2022. No options were granted during the year ended December 31, 2024.

The number and weighted average exercise price of share options were as follows:

	2024		2023		2022
	Weighted Average Exercise Price (R$)	Number of Options	Weighted Average Exercise Price (R$)	Number of Options	Weighted Average Exercise Price (R$)	Number of Options
Outstanding at January 1	2.32	1,949,796	1.91	13,401,980	1.07	14,114,763
Granted	2.32	-	2.32	-	2.32	10,401,980
Forfeited/canceled	2.32	(529,136)	2.32	-	1.22	(11,114,763)
Exercised	2.32	(627)
Conversion of stock option subject to conversion ratio(i)	-	-		1,949,796
Outstanding at December 31	2.32	1,420,034	2.32	1,949,796	1.91	13,401,980
Exercisable at the end of the year	2.32	1,365,781	2.32	1,631,370	0.50	2,250,000

As of December 31, 2023, there were 11,213,267 options exercisable of Nuvini Holdings Limited, which converted into 1,631,370 options of Nvni Group Limited. No options had been exercised or had expired and the options outstanding had a weighted average remaining contractual life of 3.56 years. During the transfer of outstanding shares from Nuvini Holdings Limited to Nvni Group Limited, a conversion ratio(i) of 0.145485724 was applied to the issuance of ordinary shares by Nvni Group Limited. This conversion ratio was derived from the Company’s valuation on the date of issuance, amounting to $240.2 million, divided by the fully diluted share count of 165,079,167, resulting in a per-share value of $1.454857238. This value was then divided by the pre-IPO share price of $10.00 to determine the final conversion ratio.

Equity Incentive Plan

Following the completion of the business combination, which occurred after the special meeting of stockholders on September 28, 2023, and the subsequent finalization of the combination, the Nuvini board of directors adopted and shareholders approved, an equity incentive plan in which eligible participants may include members of Nuvini management, Nuvini employees, certain members of the Nuvini Board and consultants of Nuvini and its subsidiaries. Beneficiaries under the equity incentive plan will be granted equity awards pursuant to the terms and conditions of the equity incentive plan and any applicable award agreement. The final eligibility of any beneficiary to participate in, and the terms and conditions of, the applicable equity awards will be determined by the Nuvini Board. Pursuant to the Business Combination Agreement, the equity incentive plan has initially reserved a total of 1,143,650 Ordinary Shares.

Note 20. Net operating revenue

The Group recognizes operating revenue from its B2B SaaS platform where revenues are disaggregated as SaaS platform subscription services, data analytics service, and set-up and other services. Revenues are recorded net of applicable municipal service taxes (ISS) and federal vat (PIS and COFINS) taxes, as well as contract cancellations and returns.

Below is a summary of net operating revenue for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Gross operating revenue	206,739	181,725	135,643
Revenue deductions:
Cancellations and returns	(1,777)	(1,353)	(1,822)
Taxes on services	(11,680)	(11,387)	(9,276)
Total revenue deductions	(13,457)	(12,740)	(11,098)
Net operating revenue	193,282	168,985	124,545

Disaggregation of net operating revenue for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Platform subscription service	187,109	158,678	114,556
Cancellations, returns and taxes on services	(11,989)	(10,692)	(9,004)
Revenue from platform subscription service	175,120	147,986	105,552
Data analytics service	10,650	13,422	15,644
Cancellations, returns and taxes on services	(1,062)	(1,478)	(1,760)
Revenue from data analytics service	9,588	11,944	13,884
Set-up and service	7,593	8,661	4,733
Cancellations, returns and taxes on services	(326)	(514)	(307)
Revenue from set-up and service	7,267	8,147	4,426
Other revenue	1,386	963	710
Cancellations, returns and taxes on services	(79)	(55)	(27)
Other revenue	1,307	908	683
Total net operating revenue	193,282	168,985	124,545

Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets (included within trade accounts receivable) and deferred revenue related to contracts with customers.

The contract asset activity as of December 31, 2024, 2023, and 2022, is as follows:

At January 1, 2022	3,057
Decrease from transfers to accounts receivable	(3,057)
Increase from changes based on work in progress	2,272
At December 31, 2022	2,272
Decrease from transfers to accounts receivable	(2,272)
Increase from changes based on work in progress	4,862
At December 31, 2023	4,862
Decrease from transfers to accounts receivable	(4,798)
Increase from changes based on work in progress	4,672
At December 31, 2024	4,736

The deferred revenue activity as of December 31, 2024, 2023, and 2022, is as follows:

At January 1, 2022	4,368
Increase in deferred revenue in the current year	9,566
Revenue recognized during the current year	(10,113)
At December 31, 2022	3,821
Increase in deferred revenue in the current year	9,845
Revenue recognized during the current year	(10,521)
At December 31, 2023	3,145
Increase in deferred revenue in the current year	24,095
Revenue recognized during the current year	(23,501)
At December 31, 2024	3,739

Deferred revenue is allocated to remaining performance obligations and represents contracted revenue that has not yet been recognized, including unearned revenue and amounts that have been invoiced and will be recognized as revenue in future periods. The Company expects to recognize all revenue over the next 12 months and is classified as other current liabilities in the consolidated statement of financial position.

Note 21. Cost and expenses by nature

The operating costs and expenses by nature for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Payroll	(85,218)	(90,182)	(83,042)
Third-party services and others	(27,547)	(24,106)	(22,383)
Business and marketing expenses	(6,219)	(7,484)	(6,441)
Depreciation	(1,284)	(1,050)	(1,810)
Amortization	(18,566)	(17,600)	(15,424)
Impairment of goodwill	(18,341)	(11,373)	(86,897)
Audit and consulting	(6,426)	(38,660)	(4,430)
Other administrative expenses	(17,452)	(7,464)	(1,771)
Provisions	4,249	1,515	1,953
Fair value of derivative warrant liabilities	-	14,507	-
Listing Expense(i)	-	(176,282)	-
Total	(176,804)	(358,179)	(220,245)

Cost of services provided	(70,754)	(66,138)	(52,813)
Sales and marketing expenses	(28,084)	(28,827)	(27,370)
General and administrative expenses	(57,732)	(93,156)	(53,339)
Listing expense	-	(176,282)	-
Research and development expenses	-	-	(8)
Impairment of goodwill	(18,341)	(11,373)	(86,897)
Other operating (expenses) income, net	(1,893)	17,597	182
Total	(176,804)	(358,179)	(220,245)

(i)	Listing Expense

The SPAC merger was accounted for as a capital reorganization with Nvni Group Limited determined to be the accounting acquirer of Mercato. Mercato does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and therefore the Business Combination is expected to be considered a capital transaction and shall be accounted for as a share-based payment transaction under IFRS 2 Share-Based Payments, whereby Nvni Group Limited will issue shares for Mercato’s net assets. Under this method of accounting, the acquisition of Mercato will be stated at historical cost, with no goodwill or other intangible assets recorded. Accordingly, the Group recorded a one-time non-cash expense of R$(176.3) million. In accordance with IFRS 2, the expense represents the cost incurred in connection with achieving a listing on the Nasdaq Global Market (the “Listing Expense”). The expense is calculated as the difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired, as noted below:

(in thousands of R$)
Fair value of equity instruments issued to acquire Mercato	275,555
Net assets of Mercato as of June 30, 2023	162,862
Less: Mercato’s transaction costs	(63,589)
Adjusted net assets/(liabilities) of Mercato as of June 30, 2023	99,273
IFRS 2 charge for listing services	(176,282)

Note 22. Financial income and expense, net

The financial income and expense, net for the years ended December 31, 2024, 2023 and 2022, is composed of the following:

	2024	2023	2022
Financial income:
Income on financial investments	460	328	209
Interest income	1,147	799	638
Discounts obtained	6	15	42
Mercos deferred and contingent consideration adjustment	-	-	16,029
Subscription rights fair value adjustment	-	3,933	-
Exchange variation (foreign exchange profit)	86	2,096	-
Total	1,699	7,171	16,918
Financial expenses:
Contingent consideration fair value adjustments(i)	-	(40,535)	(16,294)
Interest on contingent consideration	(53,091)	-	-
Earnout penalty	(2,520)	-	-
Interest on loans, financing and debentures	(10,629)	(12,985)	(12,425)
Subscription rights fair value adjustment	-	-	(1,334)
Other interest and expense	(8,039)	(6,579)	(3,388)
Exchange variation (foreign exchange losses)	(12,604)	(95)	(111)
Exposure premium expense	-	(2,087)	(96)
Total	(86,883)	(62,281)	(33,648)
Financial income and expense, net	(85,184)	(55,110)	(16,730)

(i)	The increase in the fair value adjustment of contingent consideration as of December 31, 2023, is due to the remeasurement of the contingent consideration, driven by higher revenue and interest recorded in 2023 compared to 2022. As of December 31, 2024, all installments were considered overdue and therefore we used amortized cost based on actual revenues, instead of FVTPL based on projected revenues.

Note 23. Income tax

Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated below is the current rate applied to the Group which is the operational and main company of all operating entities of the Group in Brazil.

Current tax

Income tax on net profit or loss was calculated in accordance with applicable Brazilian law, applying tax rates for regular and presumed income tax regime, as described in note 3 related to taxation.

The income tax recorded in income for the years ended December 31, 2024, 2023, and 2022, is as follows:

	2024	2023	2022
Loss before income tax	(68,706)	(244,304)	(112,430)
Income tax credit at the combined rate of 34%	23,360	83,063	38,226
Adjustments for the demonstration of the effective rate:
Non-deductible expenses	2,370	385	(34)
Presumed income tax calculation effect(i)	-	-	(200)
Unrecognized tax loss carryforwards and temporary differences(ii)	(45,123)	(97,273)	(44,790)
Deferred tax liability expenses from identifiable assets acquired of businesses	5,072	5,072	5,635
Research and development tax benefit	4,816	3,247	-
Other	2	1,948	(613)
Income tax recorded in the income for the year	(9,503)	(3,558)	(1,776)

Current tax	(13,518)	(9,751)	(5,769)
Deferred tax	4,015	6,193	3,993
Effective tax rate	13.83%	1.46%	1.58%

(i)	As described in note 3, the taxation under Brazilian Tax Law allows certain companies to calculate income taxes as a percentage of gross revenue, using the presumed income tax regime. The effect of the presumed income tax of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the regular income tax rate applied to the taxable profit of the subsidiaries.

(ii)	The Company has not recorded a deferred tax asset on tax loss carryforwards and temporary differences as the Company does not expect to realize these tax benefits in the foreseeable future. Tax losses may be carried forward indefinitely, though the amount of the carryforward that can be utilized is limited to 30% of taxable income in each carryforward year. As of December 31, 2024, 2023, and 2022, the Group had total tax losses of R$249.7 million, R$124.7 million, and R$78.6 million, respectively.

Deferred tax liability

As of December 31, 2024 and 2023, deferred tax liabilities are recognized for the temporary differences between the book and tax basis of intangible assets recorded in connection with business combinations in the amount of R$40.6 million and R$44.6 million, respectively.

Note 24. Segment information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. For reviewing the operational performance of the Group and for the purpose of allocating resources, the Chief Operating Decision Maker (“CODM”) of the Group, identified as the Chief Executive Officer, reviews the consolidated results as a whole. The CODM considers the Group a single operating and reportable segment, when monitoring operations, making decisions on capital and investment allocations and evaluating performance.

General information

The CODM of the Group receives and reviews consolidated financial results for the Group in making decisions concerning financial management, budgeting analysis, as well as evaluation of the business performance based on the consolidated financial results of the Group. The Company has determined that it has a single operating and reportable segment, multi-vertical SaaS solution model.

Information on products and service

The Group’s core business activity is providing a SaaS platform model focused on the software delivery method of cloud-based software applications to its customers. The Group generates revenues and profits by providing to customers SaaS platform subscription services, data analytics services, set-up and other services. A reconciliation of revenue by product and service is represented in note 20.

Segment revenue and non-current assets by geographical area

In presenting the geographical information, revenue is based on the region in which the customer is located. All intellectual property is located in Brazil. Assets are based on the geographic locations of the assets which are also centrally located in Brazil; therefore, the Group operates in one geographical location.

For the years ended December 31, 2024, 2023, and 2022, the Group generated 100% of its revenues originating from customers located in Brazil.

The Company’s non-current assets are entirely located in Brazil as of December 31, 2024 and 2023.

Note 25. Supplementary items to the cash flow

In the years ended December 31, 2024, 2023, and 2022, the Group recorded the following non-cash transactions:

	Note	2024	2023	2022
Creation of non-controlling interest at Mercos:
Deferred and contingent consideration		-	-	46,717
Capital reserve	17	-	-	(42,510)
Non-controlling interest	17	-	-	(4,207)
Conversion of subscription rights to capital shares:
Capital reserve		-	-	(1,500)
Share capital		-	-	1,500
Recognition of lease right-of-use asset in exchange for lease liabilities:
Right-of-use assets, net	10	1,247	768	-
Lease liability	10	(1,247)	(768)	-
Business Combination – Smart NX
Cash and cash equivalents		-	998	-
Trade accounts receivable, net		-	3,061	-
Other current assets		-	5,545	-
Other non-current assets		-	1,204	-
Property and equipment, net		-	172	-
Right-of-use assets, net		-	107	-
Intangible Assets		-	6,201	-
Goodwill		-	15,960	-
Accounts payable to suppliers		-	(894)	-
Salaries and labor charges		-	(776)	-
Loans and financing		-	(40)	-
Lease liability		-	(118)	-
Taxes, fees and contributions payable		-	(940)	-
Other current liabilities		-	(1,211)	-
Deferred and contingent consideration on acquisitions		-	(26,848)	-
Deferred taxes		-	(2,421)	-
Capital increase through the payment of subscription rights:
Capital reserves		-	2,000	-
Share capital		-	33,910
Subscription rights		-	(35,410)	-
Loans from investors		-	(300)
Loan premium	14	-	(200)	-
Conversion of deferred and contingent consideration to capital shares:			-	-
Deferred and contingent consideration	5 and 6	-	(64,255)	-
Capital reserve	5 and 6	-	64,255	-
Conversion of loans from related parties to capital shares:
Loans from related parties	9	(8,891)	-	-
Capital reserve		8,891	-	-

Note 26. Subsequent events

The Group evaluated subsequent events and transactions that occurred after the balance sheet date up to April 28, 2025, the date the financial statements were available to be issued.

On January 2, 2025, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement with certain institutional investors for aggregate gross proceeds of US$12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. These investors agreed to subscribe to and purchase 3,680,982 shares, at a conversion price of US$3.26 per share.

On January 7, 2025, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Warrant Agreement with certain institutional investors for aggregate proceeds of US$2.875 million, before expenses payable by the Company in connection with the Private Placement. This investor agreed to subscribe to and purchase 1,144,337 shares, at a conversion average price of US$2.51 per share.

On January 8, 2025, the Company received a letter from Nasdaq notifying the Company that based on the filing of the 2023 Annual Report, Nasdaq has determined that the Company complies with Nasdaq Listing Rule 5250(c)(1) and the hearing has been canceled. Accordingly, the matter has been closed.

On January 9, 2025, the Company received a notice from Nasdaq indicating that the Company is not currently in compliance with Nasdaq’s Listing Rule 5250(c)(2) due to the Company’s failure to file an interim balance sheet and income statement as of and for its second quarter ended June 30, 2024 (the “Interim Financials”) on Form 6-K with the Commission. Pursuant to Nasdaq Listing Rule 5250(c)(2), the Company was required to file its Interim Financials no later than six months following the end of its second quarter ended June 30, 2024, or December 31, 2024. The Company has not yet filed the required Interim Financials. This notice received from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares and warrants. Nasdaq has provided the Company with 60 calendar days, until March 10, 2025, to submit a plan to regain compliance. On February 4, 2025, Nuvini filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter of 2024.

In addition, Nuvini received a notification letter (the “Bid Price Notice”) dated November 1, 2024, from the Listing Qualifications Department of the Nasdaq notifying Nuvini that the minimum bid price per share of its ordinary shares was below US$1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days from the Bid Price Notice, or until April 30, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s Minimum Bid Price Requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least US$1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

On February 28, 2025, the Board of Directors (“Board”) of Nvni Group Limited, resolved by way unanimous written resolutions of the Directors (the “Written Resolution”) to convene an extraordinary general meeting of the Company (the “EGM”) for the purposes of requesting the members of the Company to pass certain resolutions, including, amongst other matters the following:

(i)	an ordinary resolution that the authorized share capital of the Company be amended and increased from US$5,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.00001 each to US$5,005 divided into 500,000,000 Ordinary Shares of a par value of US$0.00001 each and 500,000 Class FF Shares by the creation of 500,000 Class FF Shares of a par value of US$0.00001 each, with the rights and subject to the restrictions set out in the Amended Articles;

(ii)	a special resolution that the existing memorandum and articles of association of the Company be amended and restated in their entirety and be replaced by the form of amended and restated memorandum and articles of association; and

(iii)	a special resolution that the Company effectuate a reverse share split of: (i) the authorized and issued and outstanding shares; and (ii) the authorized and unissued shares, in the capital of the Company, par value US$0.00001 per share, in a ratio of any whole number in the range of 2-to-1 up to 250-to-1 with such ratio to be determined in the discretion of the Directors (the Subdivision”), effective upon the Directors determining the ratio and resolving to approve the Subdivision.

On March 21, 2025, the Company announced the voting results of the EGM, held on March 20, 2025, in which the Shareholders passed all of the above matters.

On March 27, 2025, the Company issued a total of 500,000 Class FF shares, par value US$0.00001 per share, with each class FF share having 1,000 votes. Pierre Schurmann, Chief Executive Office of the Company, was issued 350,000 Class FF Shares for a total subscription price of US$3.50. Luiz Busnello, Chief Financial Officer of the Company, was issued 150,000 Class FF Shares for a total subscription price of US$1.50.

On March 18, 2025, the Company entered into a term sheet for the acquisition of Munddi Soluções em Tecnologia Ltda. – ME, an online platform that connects brands with consumers, suppliers, and retail chains based in São Paulo, Brazil. The transaction is expected to close in approximately 60 days, subject to the execution of the relevant definitive transaction documents and the satisfaction of applicable conditions precedent. The acquisition is expected to result in a cash outlay of approximately R$1.4 million, or 2x gross revenue for fiscal year 2024, payable in twenty-four equal installments.